SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras Management Proposal

Extraordinary General Shareholders' Meeting (EGM)

February 26, 2025

2 p.m. (Brasília)

30394166.1

Table of Contents

Manual for Participation	3
1.1. Entirely digital EGM	3
1.2. Voting Ballot	5
1.3. Required documents.	6
1.4. Registration and accreditation	7
1.5. Declaration of Membership in a Group of Shareholders	9
2. Management Proposal	11
2.3 CLARIFICATIONS ABOUT THE MATTERS TO BE DELIBERATED AT THE EGM	16
a) Initial Considerations:	16
b) Considerations on Item 1 of the agenda - Details of the corporate purpose:	17
c) Considerations on Item 2 of the agenda - Rules for the election and investiture of members of the Board of Directors and the Fiscal Council of the Company.	17
d) Considerations on item 3 of the agenda - Rules on the structure, composition, and attributions of the committees, as well as the rules on the composition, qualified quorum and independence of the BoD, BoEO, SB, and their Chairman.	19
2.4. OTHER INFORMATION	21
2.5. CONCLUSION	21
LIST OF SCHEDULES	22

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Manual for Participation EGM Eletrobras 2025

1.1. Entirely digital EGM

1.1. Entirely digital EGM

In order to facilitate the participation of shareholders and others involved in the execution of the EGM, pursuant to Law No. 6,404, of December 15, 1976 (LSA), CVM Resolution No. 81, of March 29, 2022 (Res CVM 81/2022), CVM Resolution No. 204, of June 4, 2024 (Res CVM 204/2024), and the Company's Bylaws, the EGM will be held through the Zoom digital platform, on February 26, at 2 p.m.

The Shareholders who wish to attend the EGM must register on the website https://qicentral.com.br/m/age-eletrobras-2025-01 and provide all the documents necessary to qualify to attend or vote at the EGM, until 23:59 pm of February 24, 2025.

The Digital Platform complies with the requirements set out in article 28, paragraph 1, I to III, of CVM Res 81/2022.

The EGM will be fully recorded.

Access to the Digital Platform and participation in the EGM, authorizes the Company to record and make use of the relevant legal and regulatory information.

1.2. Remote Voting Ballot

1.3. Required documents

1.4. Registration and accreditation

1.5. Declaration of Membership in Group of Shareholders

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– that the recordings and their information will be used and processed by the Company for a period of five years, and may be used for the Company's defense or due to a mandatory obligation.

The Admitted Shareholder declares that he/she is aware of the following:	– the carrying out of various types of information processing due to legal or regulatory obligations to which the respective data controller is subject, which is in the interest of the Admitted Shareholder, in accordance with their legitimate expectations, based on the support and promotion of the Company's activity.

– that the rights over their personal data may be exercised as permitted by applicable laws and regulations, after formal communication to the Company.

By accessing the Digital Platform and participating in the EGM, the Admitted Shareholder is aware and authorizes the Company, as well as third parties authorized by the Company, to record and make use of the information, provided that the applicable legislation and regulations are complied with. The purpose of the authorized use is:

▪	registration of the possibility of manifestation and visualization of the documents presented during the EGM.
▪	record of the authenticity and security of communications during the EGM.
▪	register of attendance of Admitted Shareholders at the EGM.
▪	register of votes cast by Admitted Shareholders at the EGM.
▪	compliance with judicial, arbitration, legal, administrative, regulatory, or self-regulatory orders.
▪	if necessary, to defend the rights of the Company and its managers in judicial, arbitration, administrative, regulatory, or self-regulatory spheres.

If the Admitted Shareholder wishes to speak on a matter on the agenda, they must use the Digital Platform to register their request. The secretary of the EGM will then activate the audio, according to the queue of requests. The time allowed to speak may be limited. If the request is not related to any matter on the Agenda, the Admitted Shareholder should use the usual contact channels, through the Investor Relations area.

The statements of Admitted Shareholders sent to the board of the EGM before the end of the meeting, via e-mail to assembleiavirtual@eletrobras.com, will only be attached to the minutes if expressly requested.

It is recommended that Admitted Shareholders access the Digital Platform at least 30 minutes before the start of the EGM, to avoid any unwanted situations when using the platform. The Company will provide remote technical support to the Admitted Shareholders and a guide with basic instructions for accessing the EGM.

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Any questions or explanations can be given by the Vice-President for Finance and Investor Relations by sending an e-mail to assembleiavirtual@eletrobras.com.
1.2. Voting Ballot
The Shareholders may attend the EGM through the Remote Voting Ballot. Guidance on the documentation required for remote voting can be found in the Voting Ballot, available on the websites: https://ri.eletrobras.com/, https://sistemas.cvm.gov.br/ e https://www.b3.com.br/pt_br/.

To attend the EGM through the Voting Ballot, the Company's Shareholders must fill in the appropriate fields, sign the Voting Ballot and send it no later than 4 days before the date of the EGM to the following recipients:
bookkeeping agent	The Shareholders with a shareholding position in the book-entry book may vote remotely through Itaú Corretora de Valores S.A. ("Bookkeeping Agent"). In this case, the Voting Ballot must be sent via the Itaú Assembleia Digital website. To this purpose, it is necessary to register and have a digital certification. Information on registration and the step-by-step process for issuing the digital certificate is available at https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleia-digital
custody agent	The Shareholders must check with the custody agent whether it will provide a service for receiving Voting Ballots ("Custody Agent"). If so, the Shareholders may, at their sole discretion, forward the Voting Ballot to the Custody Agent, adopting the appropriate procedures, and may incur in possible costs.
Central Depositary	Shareholders may, at their sole discretion, forward the BVD to the central depositary in which the shares are deposited (“Central Depositary”), who may define rules and operating procedures for the organization and functioning of the activities related to the collection and transmission of instructions for filling in the remote voting form, which must be observed by the shareholder.
Company

The Shareholders may forward the Voting Ballot directly to the Company, provided that the Voting Ballot:

▪   It will only be received if it is sent solely and exclusively via the website https://qicentral.com.br/m/age-eletrobras-2025-01. To access the system (i) Shareholders who have already registered on the platform must use the same access credentials, entering their e-mail address and password; and (ii) Shareholders who have not yet accessed the platform must click on "Sign up now" and enter their e-mail address. The system will then send a verification code to the e-mail address provided, so that the shareholder can complete their registration.

▪   It must include the place, date, and signature of the signatory Shareholder. If the Shareholder is considered a legal entity under the Brazilian Laws, the signature must be that of its legal representatives or attorneys-in-fact with powers to perform this act.

▪   It must be provided with documentation proving the signatory Shareholder's status as a Shareholder or legal representative, in accordance with the requirements and formalities indicated in this Management Proposal.

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The Voting Ballot will be considered invalid and will not be processed by the Company if it is not supported with the documents required to prove Shareholder or attorney status and/or if it is delivered after the expiration of the deadline of 4 days before the EGM.

Until the end of the submission period, the Voting Ballot may be corrected and resubmitted by the Shareholder to the Company, in compliance with the procedures and other deadlines set out in CVM Res 81/2022, it being understood that no Voting Ballot will be accepted after the end of such deadline.

If there are items not completed after the expiration of the 4-days period prior to the EGM, the Company will consider them as instructions equivalent to abstaining from voting.

The Shareholders who have already sent in their Voting Ballot may also register to attend the EGM via the Digital Platform, provided that they do so in the manner and within the timeframe provided on item 1.4 of the Manual. In this case, the Shareholder may decide to:

▪  simply attend the EGM, in which case the voting instructions received via Voting Ballot will be counted by the EGM secretary; or

▪  attend and vote at the EGM, in which case the corresponding voting instructions received by means of a Voting Ballot will be rejected by the EGM secretary.

1.3. Required documents.
These are the documents required to qualify and attend or vote in the EGM via the Digital Platform, in compliance with article 126, paragraph 1, of the Brazilian Corporate Law and the decision of the CVM Board in case CVM RJ-2014/3578:

i.          if an individual:

▪     copy of the identification document legally recognized as such, with a recent photo and national validity, as well as within the validity period (if applicable); or

▪     in the event of being represented by an attorney-in-fact, a copy of the power of attorney signed less than one year ago, together with the attorney-in-fact's official identity document with photo, such attorney-in-fact to be another Shareholder, a director of the Company or a lawyer duly registered with the Brazilian Bar Association (OAB).

ii.          if legal entity:

▪     up-to-date articles of incorporation of the Shareholder and of the corporate document that elects the representative(s) with sufficient powers to represent it at the EGM, duly registered with the competent authorities, together with the official identity document with photo of the said representative(s); and

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▪     if applicable, an instrument (as a power of attorney) duly granted in accordance with the law and/or the Shareholder's articles of association, together with an official identity document with photo of the attorney-in-fact.

iii.       if an investment fund:

▪     a copy of the current and consolidated fund regulations, bylaws, or articles of incorporation of the administrator or the fund manager, as the case may be, in compliance with the investment fund voting policy.

▪     documents that provide representative powers (corporate documents of election, term(s) of investiture and/or power of attorney).

▪     identification document of the legal representative(s) with a recent photo and national validity.

▪     if applicable, a copy of the instrument (as a power of attorney) granted under the terms of its articles of association and in accordance with the rules of Law No. 10,406, as of January 10, 2002 (the “Brazilian Civil Code”), together with the attorney's official identity document with photo.

It is not necessary to send the hard copies of the Shareholder representation documents to the Company's office, nor is it necessary to notarize the signature of the grantor of the power of attorney to represent the Shareholder, registration before the embassy, apostille or sworn translation of all the foreign Shareholder representation documents.

Only simple copies of the original version of the required documents should be sent via the website https://qicentral.com.br/m/age-eletrobras-2025-01.

Powers of attorney granted by Shareholders by electronic means will only be admitted if they contain digital certification within the standards of the Brazilian Public Key Infrastructure (ICP-Brasil) system or by another means of proving the source and integrity of the document in electronic form.

1.4. Registration and accreditation

– Shareholder

The Shareholder who wishes to attend the EGM via the Digital Platform must fill in all the registration details on the website https://qicentral.com.br/m/age-eletrobras-2025-01 and attach all the supporting documents by 11:59 p.m., on February 24, 2025.

To access the system, the Shareholder:

▪     who is already registered on the platform must access the link and use the same access credentials, entering their e-mail and password; and

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▪     who has not yet registered on the platform should access the link and click on "Register now" and then enter their e-mail address. The system will then send the verification code to the e-mail address provided so that the shareholder can complete their registration.

– Attorney-in-fact

The attorney-in-fact must register with their details on the website https://qicentral.com.br/m/age-eletrobras-2025-01 and, through this platform, inform each Shareholder they will represent and attach the respective documents proving their status of the shareholder and representation, in accordance with the guidelines set out in this Management Proposal.

After this personal registry, the attorney-in-fact is automatically directed to the register of his or her grantor, but if he or she leaves this page and wants to add more grantors, the attorney-in-fact will need to access the website https://qicentral.com.br/m/age-eletrobras-2025-01 and log in with the password created at the time of registration to continue registering them. The attorney in fact will receive individual confirmation of the qualification status of each shareholder registered in their register and will arrange, if necessary, for documents to be completed.

If the attorney-in-fact represents more than one Shareholder, the attorney-in-fact:

▪     will only be able to vote at the EGM by Shareholders whose qualification has been confirmed by the Company; and

▪     should beware of §2 of Article 8 of the Bylaws, which establishes that any Shareholder represented by the same agent, administrator or representative in any capacity will be considered to be a member of the same group of Shareholders, for the purposes of the voting limitation pursuant to Articles 6 and 7 of the Bylaws, with the exception of holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depositary bank, provided that they do not fall within any of the other hypotheses set out in the caput or §1 of Article 8 of the Bylaws.

The Company will check the documents and, if there are no pending issues, the Shareholder or his/her attorney-in-fact, as the case may be, will be accredited ("Admitted Shareholder") and will receive, via the Digital Platform, confirmation of his/her admission to attend the EGM.

In the event of insufficient documentation, the Shareholder must complete it on the same website https://qicentral.com.br/m/age-eletrobras-2025-01, that is, by 11:59 p.m., on February 24, 2025. No additional time will be provided for the rectification of insufficient documentation.

If an Admitted Shareholder does not receive confirmation of virtual access to the EGM up to 8 hours before the beginning of the EGM, they must contact the Company's Investor Relations area by e-mail at assembleiavirtual@eletrobras.com up to 4 hours before the beginning of the EGM.

Access to the EGM via the Digital Platform will be restricted to Admitted Shareholders (shareholders or their attorneys-in-fact, as the case may be). The Company warns that shareholders who do not submit the request and the necessary participation documents within the deadline will not be able to attend the EGM.

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Admitted Shareholders (shareholders or their attorneys-in-fact, as the case may be) undertake to:

▪     use the individual register solely and exclusively for remote participation in the EGM.

▪     not to transfer or disclose, in whole or in part, the individual registration to any third party, Shareholder or not, the registration being non-transferable; and

▪     not to record or reproduce, in whole or in part, nor transfer, to any third party, Shareholder or not, the content or any information transmitted by virtual means during the EGM.

1.5. Declaration of Membership in a Group of Shareholders

Due to the limitation on the exercise of voting rights pursuant to articles 6 and 7 of the Company's Bylaws, the Company requests, for the purposes of the timely examination of the matter, that the Shareholders included in the legal situations contemplated in article 8 of the Bylaws inform, up to 2 days prior to the date designated for the holding of the EGM, that is, up to 11:59 p.m. on February 24, 2025, which are the members of a potential group of Shareholders.

In the case of investment funds with the same administrator or manager, only those whose investment and voting policies at shareholders’ meetings, under the terms of the respective regulations, are the responsibility of the administrator or manager will be considered members of a Shareholder group.

The information must be provided by sending the Declaration of Membership in a Group of Shareholders, exclusively to the following website address https://qicentral.com.br/m/age-eletrobras-2025-01, mentioning whether:

▪     are part of a voting agreement and whether there are other members of the agreement and their respective corporate interests.

▪     are part of an economic group of companies or group of entities with common administration or management or under the same authority; and

▪     are represented by the same agent, administrator, or representative in any capacity whatsoever.

The form of the Declaration of Membership in a Group of Shareholders is available on the website General Meetings - Eletrobras | RI.

The Shareholders who do not fall within the legal situations contemplated in Article 8 of the Company's Bylaws do not need to send the aforementioned statement and the Company will consider that such Shareholders affirm that they are not a member in any "group of shareholders" and that they are responsible for such affirmation, given the informational duty provided for in the Company's Bylaws, without prejudice to the prerogative highlighted below.

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Pursuant to article 8, paragraph 5, of the Company's Bylaws, the chairman and secretary of the Shareholder meeting may, if they deem necessary, request documents and information from shareholders in order to verify whether a shareholder is a member of a "shareholder group" that may hold 10% or more of the Company's voting capital.

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2.       Management Proposal

2.1. GENERAL GUIDELINES:

The Management of Eletrobras submits to its Shareholders the following proposals, to be deliberated at the Extraordinary General Meetings ("EGM"), which will be held exclusively digitally, on February 26, 2025, at 2 p.m.

Installation Quorum Article 135 of the Brazilian Corporate Law The EGM will be installed, on first call, with the presence of Shareholders representing at least 2/3 of the total votes conferred by the shares with voting rights and, on second call, with any number. Approval Quorum Article 129 of the Brazilian Corporate Law The deliberations of the EGM will be taken by an absolute majority of votes cast by the Shareholders present at the EGM, with blank votes not being counted. Article 18 §§2 and 3 of the Bylaws The deliberations will be taken by a majority of votes present at the EGM. Each Shareholder's vote will be proportional to their interest in the Company's voting capital, respecting the limit of 10% of the voting share capital due to the Limitation on Voting Rights. Restrictions Articles 6 and 7 of the Bylaws Any Shareholder or group of Shareholders, Brazilian or foreign, public, or private, is prohibited from exercising voting rights in a number greater than the percentage equivalent to 10% of the total number of shares into which Eletrobras' voting capital is divided, regardless of their capital interest in the share capital. It is also forbidden to enter into Shareholders' Agreements aimed at regulating the exercise of voting rights in a number greater than or corresponding to 10% of the total number of shares into which Eletrobras' voting capital is divided. The chairman of the EGM shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of Eletrobras' Bylaws ("Restrictions").

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2.2. AGENDA:

1. Approve detailed description of the Company's corporate purpose to mention the retail form of electricity trading, as an example of a corporate act resulting from the activities of electricity generation and transmission, with the consequent amendment to item I of Article 3 of the Company's Bylaws.

2. To approve the following amendments to the Company's Bylaws:

(a) (a.1) inclusion of the new paragraph 1 of article 22, as well as the renumbering of the current paragraph 1 to 'paragraph 2' and the current paragraph 2 to 'paragraph 6', and alteration of the current paragraph 2 of article 22 now renumbered to 'paragraph 6'; and (a.2) inclusion of the new items IV and V to the current paragraph 1, now renumbered to 'paragraph 2', and of the new paragraphs 1, 3, 4, 5 and 12 of the current article 22; to establish rules on appointment, election, investiture and impediments regarding the Company's management positions;

(b) Removal of the current article 29, as its wording is included in paragraph 5 of the current article 22.

(c) Inclusion of a new paragraph 4 to art. 43, to provide that certain provisions applicable to the Company's managers regarding appointment, election, investiture, and impediments apply to the members of the Company's audit board; and

(d) Amendment to art. 53, to exclude the provision of an event that has already occurred and establish the transitional provisions applicable to amendments to the Bylaws, related to requirements and impediments to investiture, contained in the following provisions: (i) of art. 22: new §1º; new items IV and V of the current paragraph §1º, now renumbered to §2º; §3; §4º; as well as (ii) in art. 43, §4º of the Bylaws.

3. Approve, the following amendments to the Company’s Bylaws:

(a) Amendment to item II and the heading of article 26 to establish a new qualified quorum for resolutions on certain matters by the board of directors;

(b) Alteration of the main heading and paragraphs 2, 3 and 4 of the article 28, to increase the number of members of the Company's board of directors by one (1), to increase the minimum number of independent members by one (1), to refer to the CVM rules on the characterization of independent directors, to establish the overboarding rule when appointing the chairman of the board of directors and to establish that the chairman of the board of directors himself will appoint his eventual substitute in the event of temporary absence;

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(c) Amendment to the current paragraphs 1 and 2 of art. 30, as well as the renumbering of the current art. 30 to 'art. 29', to provide for the vacancy of the position of chairman of the board of directors, and to refer to the legal provision that provides for the vacancy of the position of board member.

(d) (d.1) adding a new item XXIII to the current article 31 to provide for the practice of annual disclosure of which members of the board of directors are characterized as independent, and at the same intervals assessing the characterization of the independence of the directors, as well as renumbering article 31 to 'article 30'; (d.2) amendment to the current items XIV, XVI, XIX, XXVI, XXVII, XXVIII, XXXI, XXXIV of the current art. 31, amendment to the current items II and III to the current paragraph 4 of art. 31, now renumbered to 'art. 30', for the purpose of correcting the nomenclature of the Company's regulations and departments, as well as including the attributions of the board of directors;

(e) Amendment to the current paragraph 1, its items I and II, and inclusion of the new item III, amendment to the current paragraph 2, all of the current art. 32, now renumbered to 'art. 31', in order to restructure the statutory committees, transforming the Strategy, Governance and Sustainability Committee into the Planning and Projects Committee, creating the Sustainability Committee and increasing the scope of the People Committee, which will now become the People and Governance Committee, in addition to establishing that the statutory committees may no longer have external members and must be composed only of directors, except in the case of the Audit and Risks Committee, which will continue to be able to count on independent external members;

(f) (f.1) amendment to the heading of the current art. 33, as well as the renumbering of art. 33 to 'art. 32'; (f.2) amendment to the heading of the current art. 34, inclusion of item I to the current art. 34, replacement and amendment of the sole paragraph of the current art. 34 by item II of the current art. 34, as well as the remuneration of art. 34, to 'art. 33'; and (f.3) amendment to the heading of the current art. 35, as well as the renumbering of art. 35 to 'art. 34'; and (f.4) inclusion of the new 'art. 35'. ) amendment to the heading of the current art. 35, as well as the renumbering of art. 35 to 'art. 34'; and (f.4) inclusion of the new 'art. 35'; all amendments for the purposes of defining the duties of the Company's statutory committees;

(g) (g.1) amendment to sub-item (e) of current item I and amendment to current items VI, XXI and XXIV of art. 39; and (g.2) inclusion of new items XXVII and XXVIII of art. 39, for the purposes of correcting the nomenclature of regulations, establishing new attributions and changing the attributions of the board of executive officers.

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(h) amendment to item VI, of the current art. 40, to exclude undue mention of the rules on powers, since the item does not deal with the approval of acts and contracts, but only with formal representation through the signing of the respective instruments; and

(i) deletion of the current item XI, of article 45, to exclude the attribution of annual self-assessment by the Fiscal Council, since this is not market practice.

(j) amendment to the title of CHAPTER X for grammatical correction.

(k) amendment to the title of CHAPTER XI for grammatical correction and inclusion of a new article 54, to establish the transitional provisions applicable to the amendment to the Bylaws related to the increase in the number of members of the Board of Directors, contained in article 28, caput.

4. If any of the resolutions set out in items 1 to 3 above are approved, to approve: (i) the consolidation of the Company's Bylaws, considering all the changes approved by the shareholders at the Meeting, including adjustments to renumbering, use of defined terms, and cross-references applicable to the provisions of the Bylaws, due to the inclusion or exclusion of provisions, as provided for in items 1 to 3 and as approved by the National Electric Energy Agency - Aneel (“Aneel”), pursuant to Annex I of Aneel Normative Resolution No. 948, of November 16, 2021; and (ii) if necessary, that the board of directors take the administrative measures to reflect in the consolidated version of the Bylaws what was approved by the shareholders at the meeting and by Aneel, including the renumbering and cross-reference adjustments applicable to the other provisions of the Bylaws, including for the purposes of filing, publication and compliance with other applicable legal and regulatory provisions.

The effectiveness of the changes made to the bylaws is subject to the prior consent of Aneel, under the terms of Annex I of Aneel Normative Resolution No. 948, of November 16, 2021.

The matters will be put to a vote for the Company's shareholders in separate blocks, as follows:

(a) Item 1 shall be considered independent of the other matters put to a vote.

(b) All sub-items of item 2 shall be considered as part of the same block independent of the other matters put to a vote.

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(c) All sub-items of item 3 shall be considered as part of the same block regardless of the other matters put to the vote; and

(d) Item 4 shall only be put to the vote if any of items 1 to 3 above is approved.5.

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2.3 CLARIFICATIONS ABOUT THE MATTERS TO BE DELIBERATED AT THE EGM

a)              Initial Considerations:

Eletrobras' management views corporate governance as an indispensable tool for preserving the corporation model and generating sustainable value, considering its responsibilities to its shareholders and other stakeholders. In this regard, it is proposed that shareholders approve a set of reforms to the Company’s Bylaws, aiming to consolidate corporate governance practices that management deems as essential for the Eletrobra's continuous development, while also upholding the principles of transparency and legal security.

It should be noted that the Company considered in its proposal for reform of the bylaws not only the internal inputs of its governance agents, but also the visions and practices of its various stakeholders, always with a view to identifying practices and implementing measures that effectively generate and preserve value for Eletrobras.

Although the Company's management sees the intended reform of the bylaws as an integrated and cohesive proposal for the Company's corporate governance system, it also recognizes the good practice of seeking the greatest possible segregation and autonomy of the deliberative items dealing with adjustments to the bylaws.

For this reason, management decided to structure the agenda in three (3) autonomous blocks, each representing an item on the agenda with a detailed grouping of adjustments on related topics that are closely interrelated, to balance the above claim with the need for a cohesive and systematic reform of the bylaws.

In this way, even if a block of the reform is not approved by the assembly, it is possible to conceive a reform with an adequate degree of harmony and applicability.

Next, the main highlights of each of three blocks will be presented, including the associated justifications.

In conclusion to the initial considerations, the amendments to the Company's bylaws provided for in items 1, 2, and 3 of the agenda are conditional upon the satisfaction of the suspensive condition of obtaining consent from the National Electric Energy Agency – ANEEL, in compliance with the provisions of Annex I of Aneel's Normative Resolution No. 948 of November 16, 2021. In this regard, the Company will submit the proposed changes for Aneel's prior approval.

The effective date of the amendment to the bylaws will be the date of the general meeting that approves it or the date of Aneel's response to the request for prior approval, whichever comes last.

It is also proposed that the board of directors be authorized, if necessary, to take administrative measures to reflect in the consolidated version of the Bylaws what was approved by the shareholders at the meeting and by Aneel, including renumbering, use of defined terms and cross-reference adjustments applicable to the other provisions of the Bylaws, including for filing and publication purposes and for compliance with other applicable legal and regulatory provisions.

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b)              Considerations on Item 1 of the agenda - Details of the corporate purpose:

The first block of amendments to the Company's Bylaws is aimed solely at detailing a business act derived from the activities of generation, transmission, and distribution of electricity and which, therefore, is already part of Eletrobras' corporate purpose.

To this end, it is proposed to include the text “including retail trade” in the reference to “electricity trading,” to provide transparency and clarity to the corporate purpose and to meet the condition for registration with the Company of the Chamber of Electric Energy Trading - CCEE (“CCEE”).

This condition for Eletrobras to register with the CCEE to sell electricity on a retail basis is set out in item 3.1.1 of the Commercialization Procedures sub-module 1.6 “Retail Commercialization” issued by the CCEE.

For clarification purposes only, the retail modality is an example of an energy trading activity which, in turn, derives from or is related to electricity generation, transmission and distribution activities.

c)              Considerations on Item 2 of the agenda - Rules for the election and investiture of members of the Board of Directors and the Fiscal Council of the Company.

Investiture requirements and impediments

The second block of amendments to the Company's Bylaws deal with the inclusion of new rules for the investiture of the Company's management and Fiscal Council, in line with the best corporate governance practices recognized by the capital markets and as employed by relevant corporations and companies in the national market.

In this sense, the Company already has a set of requirements and impediments set out in the current article 22, paragraph 1 of the Company's Bylaws, which seek to limit and select in the best way those who will make up Eletrobras' top management. In addition, the proposal establishes the need for the people elected to the board of directors, in addition to having an unblemished reputation, to have knowledge and professional experience appropriate to the position and to have time available to dedicate to their duties.

The management believes that it is essential that the members of the board of directors have sufficient time to devote to their duties, given the challenges contemplated in the company's strategic plan, the size and relevance of its business and the growing complexity and specificity of the energy sector.

In this sense, after assessing market practices, the views expressed by stakeholders on the subject and the challenges and roles of this collegiate body in the next cycle of its strategic plan, the board of directors proposes that the general shareholders’ meeting approves the insertion of a statutory rule setting a maximum number of overboard positions , applicable to the election process for the 2025 Annual General Meeting.

The proposal consists of setting the numerical limit for the number of positions on the board of directors of publicly traded companies at 4 (four), including the board of Eletrobras itself, not including any management positions in Eletrobras' own subsidiaries. Management's vision takes into account the challenges and real demands for this position, including the need to prioritize the occupation of statutory committees by board members over external members. In addition, it is proposed that this numerical limit be reduced to 2 (two), including the board of Eletrobras itself, if the nominee already holds the position of Chairman of the Board of Directors of another publicly traded company not controlled by Eletrobras. Finally, if the nominee is a statutory officer, it is proposed that they should only be allowed to hold a position on the Board of Directors at Eletrobras if they do not accumulate such a position with any other board of directors of a public company not controlled by Eletrobras.

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In line with the requirement of an unblemished reputation, it is also proposed that a person who has been declared ineligible by a competent public body or authority to hold a commissioned position or a position of trust within the Public Administration should not be appointed as a director of Eletrobras, for as long as the term of the ineligibility persists. This prohibition is contained in the latest item IV of the current first paragraph of art. 22.

With regard to the legal prohibitions on investiture set out in art. 147, §3, items I and II, of the LSA, which can be waived by the general meeting, provided that a prior justification is presented for consideration by the meeting, it is made clear in the proposed amendment to the bylaws, in the new third paragraph of art. 22 of the Bylaws, that the shareholder or group of shareholders responsible for nominating the candidate who falls under one of these prohibitions will not be allowed to vote on any waiver of the prohibition at the general meeting. Additionally, for the purposes of interpreting item II above, the Company is proposing the inclusion of a non-categorical hypothesis of presumed conflict of interest, which consists of the candidate having an employment relationship with the Company or its subsidiaries, or being the spouse, partner or relative up to the 2nd degree of an employee of Eletrobras or its subsidiaries. This non-categorical hypothesis is included in the new fourth paragraph of the current article 22 of the Bylaws.

In addition, the new paragraph 12 of art. 22 of the Bylaws makes it clear, for greater transparency, that any votes cast in disagreement with the investiture rules set out in the legislation and bylaws will be considered abusive, under the terms of article 115 of the LSA.

It is worth noting that the new provisions on requirements and prohibitions set out above are also applicable to those appointed to the position of fiscal director, under the terms of the new paragraph 4 to the current article 43 of the Bylaws.

Transitional Provisions:

The last change suggested in this block concerns the amendment to the current article 53 of the Transitional Provisions, in which it is intended to exclude the current wording of article 53, since it mentions an event that has already occurred and is of no use, and include new wording to guarantee legal certainty for shareholders that the new rules of investiture and impediment established for the election of the board of directors and investiture of the members of the Fiscal Council, contained in Block 2, will only take effect from the process of nomination and election of the company's ordinary general meeting to be held in 2025.

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d)              Considerations on item 3 of the agenda - Rules on the structure, composition, and attributions of the committees, as well as the rules on the composition, qualified quorum and independence of the BoD, BoEO, SB, and their Chairman.

Rules on the composition of the board of directors and qualified quorum for resolutions

The third block of amendments to the Bylaws proposes including specific duties to the board of directors and the executive board, associated with the company's corporate governance and internal management practices, including improving the division of internal tasks. By way of example, it is clarified that the board of directors is responsible for annually assessing the independence of its members, as well as assessing the performance of its chairman.

Regarding its composition, there is a proposal to increase one (1) seat on the board, which will now be made up of ten (10) members, in accordance with the proposed adjustment to article 28, caput, of the Bylaws. As a preliminary point, it should be clarified that the Bylaws already provide for a tie-breaking mechanism in the deliberations of the collegiate bodies, by giving the respective chairmen the casting vote in the event of a numerical tie in the vote, as provided for in the fifth paragraph of article 25 of the Bylaws. The Bylaws, in their fourth paragraph of article 28, maintain the rule of appointment of the Chairman of the Board of Directors by the Board of Directors, and now assign the Chairman the role of appointing his or her eventual substitute in case of temporary absences.

As part of the process of appointing the chairman mentioned above, and also considering the high degree of responsibility and workload associated with this position at Eletrobras, it is proposed that a specific rule on the chairman's overboarding be established in the Bylaws, consisting of the impossibility of appointing to this position a board member who already holds three (3) or more positions on the board of directors of publicly-held companies, including Eletrobras, with board positions on any companies controlled by Eletrobras not being included in this prohibition.

The rationale behind increasing the number of members is related to the opportunities identified by the board of directors itself to improve its governance practices. Firstly, the board identified in its last performance evaluation cycle the need to adjust its committee structure, with the creation of a fifth advisory body.. Secondly, the board also agreed that the company should restrict the use of external members in its statutory advisory committees as much as possible, admitting them only to the Statutory Audit and Risks Committee, which is why it is equally important to increase the number of directors.. In addition, the proposed increase will enable the Board of Directors to seek even greater diversity and complementarity in its skills and professional profiles, in line with the company's future needs for the next term of office.

It is also proposed that the second paragraph of article 28 be amended to increase the minimum number of independent members on the board of directors from 5 (five) to 6 (six) members, in order to ensure that the People and Governance Committee, the Planning and Projects Committee and the Audit and Risks Committee are made up exclusively of independent members. In addition, it is guaranteed that the board will continue to be made up of a majority of independent members.

With regard to the statutory rules on a qualified quorum for resolutions by the board of directors, the proposal is to change the quorum from two-thirds to an absolute majority, in line with the adjustment previously dealt with regarding an increase in the number of members of the collegiate body, as provided for in the proposed amendment to article 26 of the Bylaws.

It is also proposed that the eventual substitute for the chairman of the board of directors in his eventual absences be appointed by the chairman himself, without the need for a formal appointment by the board of directors, in accordance with the proposed reform to paragraph 4 of article 28 of the Bylaws.

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About the vacancy of the position of director, the bylaws now refer to the applicable legal rule of the LSA, in accordance with the proposed reform to the second paragraph of the current article 30 of the Bylaws.

Structure and roles of the advisory committees, duties of the collegiate bodies and their members

The proposal is to remove the requirement for an annual performance assessment for the Fiscal Council, which will now be optional, in line with market practice, with the previous statutory provision contained in item XI of article 45 remaining in the state regulatory framework.

This block also proposes the restructuring of the current 3 (three) statutory advisory committees, with a reallocation of roles, to be composed as follows, in line with the proposed reform to the first paragraph and its respective items of the current art. 32: (i) Audit and Risks Committee; (ii) People and Governance Committee; (iii) Planning and Projects Committee; (iv) Sustainability Committee. For the time being, the company will continue to have a non-statutory legal affairs support committee, given the relevance of this issue for the company.

As mentioned in a previous section, and in line with good corporate governance practices and recommendations drawn from the performance assessment process, the board of directors proposes reducing the scope of action of external members on its statutory committees, with the presence of this figure now being allowed only on the Audit and Risks Committee, according to the proposed amendment to the first paragraph of the current article 32, in order to comply with the obligation drawn from the regulations issued by the CVM which specifically regulate the functioning of this advisory body, including the requirements for professional technical qualifications of specific competence for its members.

In addition, the proposed latest item I of the current article 34 clarifies that the People and Governance Committee is only responsible for analyzing the investiture requirements for members of the Board of Directors and the Executive Board.

Transitional Provisions

The last change suggested in this block concerns the new article 54 of the Transitional Provisions, which aims to guarantee legal certainty for shareholders by providing that the new rule for increasing the number of members of the board of directors, set out in Block 3, will only take effect from the nomination and election process of the company's ordinary general meeting to be held in 2025.

2.4. OTHER INFORMATION

SCHEDULE 1 to this proposal contains the proposed amendments to the Company's Bylaws, as a result of the approval of all the matters on the agenda, in compliance with the provisions of art. 12 of CVM Resolution 81; while SCHEDULE 2 to this proposal presents the consolidated bylaws of Eletrobras, after the aforementioned amendments.

Furthermore, the matters to be deliberated at the Meeting were discussed within the scope of the board of officers, the relevant advisory committee and board of directors of the Company, as applicable.

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Additionally, the amendments to the Company's bylaws provided for in items 1, 2, 3, and 4 of the agenda are conditional upon the satisfaction of the suspensive condition of the effectiveness of obtaining prior consent from ANEEL, as already highlighted.

2.5. CONCLUSION

In view of all that has been presented, the Company's board of directors recommends the approval of the proposal contained in the agenda of the EGM, as well as the careful reading of all related documentation, made available to shareholders, under the terms of this Management Proposal.

Rio de Janeiro, January 24, 2025

Vicente Falconi Campos

Chairman of the board of directors

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LIST OF SCHEDULES

All documents related to the matter to be deliberated by the EGM are available to shareholders on the Company's website (https://ri.eletrobras.com), as listed below:

SCHEDULE 1	Amendments to be made to the Bylaws, with a comparative table and legal and economic effects (art. 12 of CVM Resolution 81)
SCHEDULE 2	Consolidated Bylaws

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BYLAWS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. — ELETROBRAS
FROM	TO	JUSTIFICATION
CHAPTER I - Corporate Name, Duration, Headquarters and Corporate Purpose of the Company	CHAPTER I - Corporate Name, Duration, Headquarters and Corporate Purpose of the Company	Unchanged
Article 1 - - Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company” or “Eletrobras”) is a publicly-held company, with an indefinite term of duration and governed by these Bylaws (“Bylaws”) and the applicable legal provisions.	Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company” or “Eletrobras”) is a publicly-held company, with an indefinite term of duration and governed by these Bylaws (“Bylaws”) and the applicable legal provisions.	Unchanged
Sole paragraph - With the entry of Eletrobras into the special listing segment called Level 1, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), Eletrobras, its shareholders, board members, officers and members of the Fiscal Council are subject to the provisions of the B3 Level 1 Listing Regulation (“Level 1 Regulation”).	Sole paragraph - With the entry of Eletrobras into the special listing segment called Level 1, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), Eletrobras, its shareholders, board members, officers and members of the Fiscal Council are subject to the provisions of the B3 Level 1 Listing Regulation (“Level 1 Regulation”)	Unchanged
Article 2 - Eletrobras has its headquarters and venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, in the country and abroad, branches, agencies, and offices.	Article 2 - Eletrobras has its headquarters and venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, in the country and abroad, branches, agencies, and offices.	Unchanged
Sole paragraph - Eletrobras will exercise effective influence on the management of its subsidiaries, including through the definition of administrative, financial, technical and accounting guidelines.	Sole paragraph - Eletrobras will exercise effective influence on the management of its subsidiaries, including through the definition of administrative, financial, technical and accounting guidelines.	Unchanged
Article 3 - Eletrobras has as its corporate purpose:	Article 3 - Eletrobras has as its corporate purpose:	Unchanged

I - carry out studies, projects, construction and operation of power plants and electricity transmission and distribution lines, as well as the execution of entrepreneurial acts resulting from these activities, such as the sale of electricity; and	I - carry out studies, projects, construction and operation of power plants and electricity transmission and distribution lines, as well as the execution of entrepreneurial acts resulting from these activities, such as the sale of electricity, including retail power trading; and

Economic effect: None.

Legal effect: None.

Context: Context: Item 1 of the Agenda. This is merely a matter of clarifying the extension of the company's corporate purpose in order to fulfil the condition for registration with the Electricity Trading Chamber (CCEE). The retail modality is an example of an energy commercialization activity which, in turn, derives from or is related to electricity generation, transmission and distribution activities.

II - promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks.	II - promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks.	Unchanged
Paragraph 1 - Eletrobras may carry out the activities contained in its corporate purpose through controlled companies (“subsidiaries”), joint ventures and invested companies, being allowed the constitution of new companies, including through association with or without power of control, and the acquisition of shares or capital shares of other companies.	Paragraph 1 - Eletrobras may carry out the activities contained in its corporate purpose through controlled companies (“subsidiaries”), joint ventures and invested companies, being allowed the constitution of new companies, including through association with or without power of control, and the acquisition of shares or capital shares of other companies.	Unchanged
Paragraph 2 - The Company may develop other activities related or complementary to its corporate purpose.	Paragraph 2 - The Company may develop other activities related or complementary to its corporate purpose.	Unchanged

Paragraph 3 - Eletrobras shall take all reasonable steps to ensure that its administrators, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, administrators, agents, employees and any other persons acting on their behalf proceed in accordance with the provisions of the Eletrobras Code of Conduct, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. paragraph 78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti-corruption legislation.	Paragraph 3 - Eletrobras shall take all reasonable steps to ensure that its administrators, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, administrators, agents, employees and any other persons acting on their behalf proceed in accordance with the provisions of the Eletrobras Code of Conduct, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. paragraph 78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti-corruption legislation.	Unchanged
Paragraph 4 - Eletrobras shall guide the Conduct of its business, operations, investments and interactions based on the principles of transparency, corporate responsibility, accountability and sustainable development.	Paragraph 4 - Eletrobras shall guide the Conduct of its business, operations, investments and interactions based on the principles of transparency, corporate responsibility, accountability and sustainable development.	Unchanged
CHAPTER ll – Capital, Shares and Shareholders	CHAPTER ll – Capital, Shares and Shareholders	Unchanged
Article 4 - The capital is BRL 70,099.825.620,79 (seventy billion, ninety-nine million, eigth hundred and twenty-five thousand, six hundred and twenty reais and seventy-nine cents) divided into 2,027,011,498 (two billion, twenty-seven million, eleven thousand, four hundred and ninety-eight) common shares, 146,920 (one hundred and forty-six thousand, nine hundred and twenty) class "A" preferred shares, 279,941,393 (two hundred seventy-nine million, nine hundred forty-one thousand, three hundred ninety-three) preferred shares of class “B” and one (1) special class preferred share exclusively held by the Federal Government, all without par value.	Article 4 - The capital is BRL 70,099.825.620,79 (seventy billion, ninety-nine million, eigth hundred and twenty-five thousand, six hundred and twenty reais and seventy-nine cents) divided into 2,027,011,498 (two billion, twenty-seven million, eleven thousand, four hundred and ninety-eight) common shares, 146,920 (one hundred and forty-six thousand, nine hundred and twenty) class "A" preferred shares, 279,941,393 (two hundred seventy-nine million, nine hundred forty-one thousand, three hundred ninety-three) preferred shares of class “B” and one (1) special class preferred share exclusively held by the Federal Government, all without par value.	Unchanged

Paragraph 1 - The shares of Eletrobras shall be:	Paragraph 1 - The shares of Eletrobras shall be:	Unchanged
I - common, in nominative form, with the right to one vote per share;	I - common, in nominative form, with the right to one vote per share;	Unchanged
II - classes “A” and “B” preferred, in the nominative form, without the right to vote at the Shareholders’ Meetings, except for the cases provided for in the law; and	II - classes “A” and “B” preferred, in the nominative form, without the right to vote at the Shareholders’ Meetings, except for the cases provided for in the law; and	Unchanged
III - 1 (one) special class preferred share, held exclusively by the Federal Government, without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph 3 of article 11 of these Bylaws.	III - 1 (one) special class preferred share, held exclusively by the Federal Government, without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph 3 of article 11 of these Bylaws.	Unchanged
Paragraph 2 - The shares of both types may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution contracted for this purpose.	Paragraph 2 - The shares of both types may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution contracted for this purpose.	Unchanged
Paragraph 3 - Whenever there is a transfer of ownership of shares, the depositary financial institution may charge, from the selling shareholder, the cost related to the service of such transfer, subject to the maximum limits set by the Brazilian Securities and Exchange Commission – CVM.	Paragraph 3 - Whenever there is a transfer of ownership of shares, the depositary financial institution may charge, from the selling shareholder, the cost related to the service of such transfer, subject to the maximum limits set by the Brazilian Securities and Exchange Commission – CVM.	Unchanged
Paragraph 4 - The voting rights of common shares at Shareholders’ Meetings shall be applied in compliance with the limits set forth in these Bylaws.	Paragraph 4 - The voting rights of common shares at Shareholders’ Meetings shall be applied in compliance with the limits set forth in these Bylaws.	Unchanged

Article 5 - Eletrobras is authorized to increase its capital up to the limit of one hundred billion Brazilian reais (BRL 100,000,000,000.00), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares.	Article 5 - Eletrobras is authorized to increase its capital up to the limit of one hundred billion Brazilian reais (BRL 100,000,000,000.00), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares.	Unchanged
Paragraph 1 - The Board of Directors shall establish the conditions of issue, subscription, form and term of Payment, price per share, form of placement (public or private) and its distribution in the country or abroad.	Paragraph 1 - The Board of Directors shall establish the conditions of issue, subscription, form and term of Payment, price per share, form of placement (public or private) and its distribution in the country or abroad.	Unchanged
Paragraph 2 - At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive Rights or with reduction of the term referred to in article 171, paragraph 4 of Law 6,404/1976, as amended (“Brazilian Corporations Law”), whose placement is made through sale on the stock exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders’ Meeting, under the terms established by law.	Paragraph 2 - At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive Rights or with reduction of the term referred to in article 171, paragraph 4 of Law 6,404/1976, as amended (“Brazilian Corporations Law”), whose placement is made through sale on the stock exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders’ Meeting, under the terms established by law.	Unchanged

Article 6 - It is forbidden for any shareholder or group of Shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, regardless of its participation in the capital.

	Article 6 - It is forbidden for any shareholder or group of Shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, regardless of its participation in the capital.	Unchanged

Sole paragraph - If the preferred shares issued by Eletrobras confer voting Rights under the terms of article 111, paragraph 1, of Law No. 6,404, of 1976, the limitation contained in the caput of this article 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the caput of this article.

Sole paragraph - If the preferred shares issued by Eletrobras confer voting Rights under the terms of article 111, paragraph 1, of ~~Law No. 6,404~~ Brazilian Corporations Law, of 1976, the limitation contained in the caput of this article 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the caput of this article.

Economic effect: None. Legal effect: None. Context: Item 4 of the Agenda. Editorial adjustment to use a defined term.
Article 7 - It is forbidden to enter into shareholders’ agreements that aims to regulate the exercise of the right to vote in a number greater than that corresponding to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, including in the case described in article 6, sole paragraph.	Article 7 - It is forbidden to enter into shareholders’ agreements that aims to regulate the exercise of the right to vote in a number greater than that corresponding to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, including in the case described in article 6, sole paragraph.	Unchanged
Paragraph 1 - The Company will not file a shareholders' agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws.	Paragraph 1 - The Company will not file a shareholders' agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws.	Unchanged

Paragraph 2 - The chairman of the Eletrobras meeting shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of these Bylaws, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 3 of article 11 of these Bylaws.

	Paragraph 2 - The chairman of the Eletrobras meeting shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of these Bylaws, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 3 of article 11 of these Bylaws.	Unchanged

Article 8 - For the purposes of these Bylaws, two or more shareholders of the Company shall be considered as a group of shareholders:	Article 8 - For the purposes of these Bylaws, two or more shareholders of the Company shall be considered as a group of shareholders:	Unchanged
I - That are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control;	I - That are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control;	Unchanged
II - If one is, directly or indirectly, a controlling shareholder or controlling company of the other or others;	II - If one is, directly or indirectly, a controlling shareholder or controlling company of the other or others;	Unchanged
III - Which are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; or	III - Which are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; or	Unchanged
IV - Companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or enterprise with the same administrators or managers, or whose administrators or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not.	IV - Companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or enterprise with the same administrators or managers, or whose administrators or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not.	Unchanged
Paragraph 1 - In the case of investment funds with a common administrator or manager, shall be considered as a group of shareholders only those whose investment policy and exercise of votes at shareholders' meetings, under the terms of the respective regulations, are responsibility of the administrator or manager, as the case may be, on a discretionary basis.	Paragraph 1 - In the case of investment funds with a common administrator or manager, shall be considered as a group of shareholders only those whose investment policy and exercise of votes at shareholders' meetings, under the terms of the respective regulations, are responsibility of the administrator or manager, as the case may be, on a discretionary basis.	Unchanged

Paragraph 2 - In addition to the provisions of the caput and preceding paragraph of this article, any shareholders represented by the same agent, administrator or representative in any capacity shall be considered parts of the same group of shareholders, except in the case of holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depository bank, provided that they do not fall within any of the other cases provided for in the caput or in paragraph 1 of this article.	Paragraph 2 - In addition to the provisions of the caput and preceding paragraph of this article, any shareholders represented by the same agent, administrator or representative in any capacity shall be considered parts of the same group of shareholders, except in the case of holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depository bank, provided that they do not fall within any of the other cases provided for in the caput or in paragraph 1 of this article.	Unchanged
Paragraph 3 - In the case of shareholders' agreements that deal with the exercise of the right to vote, all its signatories will be considered, in the form of this article, as members of a group of shareholders, for the purpose of applying the limitation on the number of votes referred to in articles 6 and 7.	Paragraph 3 - In the case of shareholders' agreements that deal with the exercise of the right to vote, all its signatories will be considered, in the form of this article, as members of a group of shareholders, for the purpose of applying the limitation on the number of votes referred to in articles 6 and 7.	Unchanged
Paragraph 4 - The shareholders must keep Eletrobras informed about their membership in a group of shareholders under the terms of these Bylaws, if such group of shareholders holds, in total, shares representing ten percent (10%) or more of the voting capital of Eletrobras.	Paragraph 4 - The shareholders must keep Eletrobras informed about their membership in a group of shareholders under the terms of these Bylaws, if such group of shareholders holds, in total, shares representing ten percent (10%) or more of the voting capital of Eletrobras.	Unchanged
Paragraph 5 - The members of the board of the shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a shareholder to a group of shareholders that may hold ten percent (10%) or more of the voting capital of Eletrobras.	Paragraph 5 - The members of the board of the shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a shareholder to a group of shareholders that may hold ten percent (10%) or more of the voting capital of Eletrobras.	Unchanged

Article 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed thirty percent (30%) of the voting capital of Eletrobras and that does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least one hundred percent (100%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System of Settlement and Custody - SELIC.	Article 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed thirty percent (30%) of the voting capital of Eletrobras and that does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least one hundred percent (100%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System of Settlement and Custody - SELIC.	Unchanged
Sole paragraph - The obligation to make a public offer of acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after reduction, its participation will increase and exceed the percentage of thirty percent (30%) of the voting capital of the Company.	Sole paragraph - The obligation to make a public offer of acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after reduction, its participation will increase and exceed the percentage of thirty percent (30%) of the voting capital of the Company.	Unchanged

Article 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed fifty percent (50%) of the voting capital of Eletrobras and does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least two hundred percent (200%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.	Article 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed fifty percent (50%) of the voting capital of Eletrobras and does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least two hundred percent (200%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.	Unchanged
Sole paragraph - The obligation to make a public offer for acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after the Offer, its participation increases and exceeds the percentage of fifty percent (50%) of the voting capital of the Company.	Sole paragraph - The obligation to make a public offer for acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after the Offer, its participation increases and exceeds the percentage of fifty percent (50%) of the voting capital of the Company.	Unchanged
Article 11 - The preferred shares cannot be converted into common shares and, in the case of classes "A" and "B", will have priority in reimbursement of capital and distribution of dividends.	Article 11 - The preferred shares cannot be converted into common shares and, in the case of classes "A" and "B", will have priority in reimbursement of capital and distribution of dividends.	Unchanged
Paragraph 1 - The preferred shares of class “A”, which are those subscribed until June 23, 1969, and those resulting from bonuses attributed to them, will have priority in the distribution of dividends, which will be levied at the rate of eight percent per year on the capital belonging to this type and class of shares, to be apportioned equally among them.	Paragraph 1 - The preferred shares of class “A”, which are those subscribed until June 23, 1969, and those resulting from bonuses attributed to them, will have priority in the distribution of dividends, which will be levied at the rate of eight percent per year on the capital belonging to this type and class of shares, to be apportioned equally among them.	Unchanged
Paragraph 2 - The preferred shares of class “B”, which are those subscribed as of June 23, 1969, will have priority in the distribution of dividends, which will be levied at the rate of 6% (six percent) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally among them.	Paragraph 2 - The preferred shares of class “B”, which are those subscribed as of June 23, 1969, will have priority in the distribution of dividends, which will be levied at the rate of 6% (six percent) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally among them.	Unchanged

Paragraph 3 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Law No. 6,404, of 1976, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws.

Paragraph 3 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of ~~Law No. 6,404~~ Brazilian Corporations Law, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws.

Economic effect: None. Legal effect: None. Context: Item 4 of the Agenda. Editorial adjustment to use a defined term.
Paragraph 4 - Class "A" and class "B" preferred shares will participate, on equal terms, with the common shares and the special class preferred share in the distribution of dividends, after they are guaranteed the lowest of the minimum dividends provided for in paragraphs 1 and 2, subject to the provisions of paragraph 5.

Paragraph 4 - Class "A" and class "B" preferred shares will participate, on equal terms, with the common shares and the special class preferred share in the distribution of dividends, after they are guaranteed the lowest of the minimum dividends provided for in paragraphs 1 and 2, subject to the provisions of paragraph 5.

Unchanged
Paragraph 5 - Class “A” and class “B” preferred shares shall be entitled to receive a dividend, for each share, at least ten percent (10%) greater than that attributed to each common share.	Paragraph 5 - Class “A” and class “B” preferred shares shall be entitled to receive a dividend, for each share, at least ten percent (10%) greater than that attributed to each common share.	Unchanged
Article 12 - The capital increases of Eletrobras will be carried out through public or private subscription and incorporation of reserves, capitalizing Resources through the modalities admitted by law.	Article 12 - The capital increases of Eletrobras will be carried out through public or private subscription and incorporation of reserves, capitalizing Resources through the modalities admitted by law.	Unchanged

Sole paragraph - In capital increases, preference will be assured to all Eletrobras shareholders, in proportion to their shareholding, except in the case of paragraph 2 of Article 5.	Sole paragraph - In capital increases, preference will be assured to all Eletrobras shareholders, in proportion to their shareholding, except in the case of paragraph 2 of Article 5.	Unchanged
Article 13 - The payment of shares shall comply with the rules and conditions established by the Board of Directors.	Article 13 - The payment of shares shall comply with the rules and conditions established by the Board of Directors.	Unchanged
Sole paragraph - The shareholder who does not make the payment in accordance with the rules and conditions referred to in this article shall be in full right constituted in arrears, applying monetary restatement, interest of twelve percent per year and a fine of ten percent on the amount of the installment due.	Sole paragraph - The shareholder who does not make the payment in accordance with the rules and conditions referred to in this article shall be in full right constituted in arrears, applying monetary restatement, interest of twelve percent per year and a fine of ten percent on the amount of the installment due.	Unchanged
Article 14 - Eletrobras may issue non-convertible securities and debentures.	Article 14 - Eletrobras may issue non-convertible securities and debentures.	Unchanged
Article 15 - Eletrobras, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal reserve, subject to the applicable legal and regulatory provisions.	Article 15 - Eletrobras, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal reserve, subject to the applicable legal and regulatory provisions.	Unchanged
Article 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary General Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization.

Article 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary General Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization.

Unchanged

CHAPTER III – The Shareholder’s Meeting	CHAPTER III – The Shareholder’s Meeting	Unchanged
Article 17 - The Annual Shareholders’ Meeting shall be held within the first four (4) months following the end of the fiscal year, on a day and time previously fixed, to:	Article 17 - The Annual Shareholders’ Meeting shall be held within the first four (4) months following the end of the fiscal year, on a day and time previously fixed, to:	Unchanged
I - take the management accounts, examine, discuss and vote on the financial statements;	I - take the management accounts, examine, discuss and vote on the financial statements;	Unchanged
II - resolve on the allocation of net income for the year and the distribution of dividends;	II - resolve on the allocation of net income for the year and the distribution of dividends;	Unchanged
Ill - elect the members of the Board of Directors and the Fiscal Council;	Ill - elect the members of the Board of Directors and the Fiscal Council;	Unchanged
IV - establish the individual amount of the remuneration of the members of the Fiscal Council, subject to the applicable legislation; and	IV - establish the individual amount of the remuneration of the members of the Fiscal Council, subject to the applicable legislation; and	Unchanged
V - establish the annual global amount of the remuneration of the administrators and members of the Advisory Committees to the Board of Directors.	V - establish the annual global amount of the remuneration of the administrators and members of the Advisory Committees to the Board of Directors.	Unchanged
Article 18 - In addition to the matters provided for in Law No. 6,404 of 1976, the Shareholders’ Meeting shall deliberate on matters submitted to it by the Board of Directors and other matters within its competence.	Article 18 - In addition to the matters provided for in ~~Law No. 6,404 of 1976~~ Brazilian Corporations Law, the Shareholders’ Meeting shall deliberate on matters submitted to it by the Board of Directors and other matters within its competence.	Economic effect: None. Legal effect: None. Context: Item 4 of the Agenda. Editorial adjustment to use a defined term.
Paragraph 1 - The Shareholders’ Meeting shall meet in person or digital formats, or partially digital, according to the legislation in force, and shall only resolve on matters on the agenda, contained in the respective call notice, and the approval of matters under generic rubric is prohibited.	Paragraph 1 - The Shareholders’ Meeting shall meet in person or digital formats, or partially digital, according to the legislation in force, and shall only resolve on matters on the agenda, contained in the respective call notice, and the approval of matters under generic rubric is prohibited.	Unchanged

Paragraph 2 - The resolutions of the Meeting shall be taken by majority vote, except for those that require a qualified quorum, with the vote of each shareholder proportional to its shareholding in the Company's capital, respecting the limit corresponding to ten percent (10%) of the voting capital for the vote of each shareholder and group of shareholders, pursuant to articles 6 and 7 of these Bylaws.	Paragraph 2 - The resolutions of the Meeting shall be taken by majority vote, except for those that require a qualified quorum, with the vote of each shareholder proportional to its shareholding in the Company's capital, respecting the limit corresponding to ten percent (10%) of the voting capital for the vote of each shareholder and group of shareholders, pursuant to articles 6 and 7 of these Bylaws.	Unchanged
Paragraph 3 - For the purposes of verifying the quorum for approval of a resolution, the calculation of the total number of possible votes shall consider the limitation of votes provided for in paragraph 2 of this article.	Paragraph 3 - For the purposes of verifying the quorum for approval of a resolution, the calculation of the total number of possible votes shall consider the limitation of votes provided for in paragraph 2 of this article.	Unchanged
Paragraph 4 - The resolutions of the Meeting shall be recorded in the minute book, and may be drawn up in summary form.	Paragraph 4 - The resolutions of the Meeting shall be recorded in the minute book, and may be drawn up in summary form.	Unchanged
Paragraph 5 - Explanations of vote may be recorded, if the shareholder or its representatives so wishes.	Paragraph 5 - Explanations of vote may be recorded, if the shareholder or its representatives so wishes.	Unchanged
Paragraph 6 - The abstention from voting, when it occurs must be included in the minutes and the disclosure document of the Meeting.	Paragraph 6 - The abstention from voting, when it occurs must be included in the minutes and the disclosure document of the Meeting.	Unchanged
Paragraph 7 - The board that will direct the work of the Shareholders’ Meeting will be chaired by the Chairman of the Board of Directors, or by a substitute chosen by the said management body, and the chairman of the board is responsible for the appointment of the secretary.	Paragraph 7 - The board that will direct the work of the Shareholders’ Meeting will be chaired by the Chairman of the Board of Directors, or by a substitute chosen by the said management body, and the chairman of the board is responsible for the appointment of the secretary.	Unchanged
Article 19 - The shareholder may be represented by a power of attorney at the Shareholders’ Meetings, pursuant to article 126, paragraph 1 of Law No. 6,404, of 1976.	Article 19 - The shareholder may be represented by a power of attorney at the Shareholders’ Meetings, pursuant to article 126, paragraph 1 of ~~Law No. 6,404~~ Brazilian Corporations Law.	Economic effect: None. Legal effect: None. Context: Item 4 of the Agenda. Editorial adjustment to use a defined term.

Paragraph 1 - The documents proving the condition of shareholder and its representation must be delivered according to the call notice.	Paragraph 1 - The documents proving the condition of shareholder and its representation must be delivered according to the call notice.	Unchanged
Paragraph 2 - All shareholders who comply with the requirements set forth in the call notice shall be admitted to the Shareholders’ Meeting.	Paragraph 2 - All shareholders who comply with the requirements set forth in the call notice shall be admitted to the Shareholders’ Meeting.	Unchanged
Paragraph 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of American Depositary Receipts (ADR) is waived, and the instrument of representation must be deposited in timely manner at the headquarters of Eletrobras.

Paragraph 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of American Depositary Receipts (ADR) is waived, and the instrument of representation must be deposited in timely manner at the headquarters of Eletrobras.

Unchanged
CHAPTER IV – Management	CHAPTER IV – Management	Unchanged
Article 20 - The Management of Eletrobras, in the form of these Bylaws and the governing legislation, is the responsibility of the Board of Directors and the Executive Board of Officers.	Article 20 - The Management of Eletrobras, in the form of these Bylaws and the governing legislation, is the responsibility of the Board of Directors and the Executive Board of Officers.	Unchanged
Article 21 - The exercise of the positions of members of the Eletrobras Management, resident or not in the country, is private to individuals, and the management Guarantee may be required for any position of administrator.	Article 21 - The exercise of the positions of members of the Eletrobras Management, resident or not in the country, is private to individuals, and the management Guarantee may be required for any position of administrator.	Unchanged

Sole paragraph - The minutes of the Shareholders’ Meetings or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall contain the qualification of each of the elected members and the term of office and, when the law, these Bylaws, policies and standards of Eletrobras require certain requirements for the investiture in the position of management of Eletrobras, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office.	Sole paragraph - The minutes of the Shareholders’ Meetings or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall contain the qualification of each of the elected members and the term of office and, when the law, these Bylaws, policies and standards of Eletrobras require certain requirements for the investiture in the position of management of Eletrobras, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office.	Unchanged
Article 22 - The investiture in the management position of Eletrobras shall comply with the requirements and impediments imposed by legislation, by these Bylaws and, as applicable, by the internal regulations of the Company that provide for indications of administrators and fiscal directors.

Article 22 - The investiture in the management position of Eletrobras shall comply with the requirements and impediments imposed by legislation, by these Bylaws and, as applicable, by the internal regulations of the Company that provide for indications of administrators and fiscal directors.

Unchanged
No correspondence	Paragraph 1 - Only persons with an unblemished reputation, professional knowledge and experience appropriate to the position and effective availability of time to devote to the duties may be elected to the Board of Directors.

Economic effect: None.

Legal effect: None.

Context: Item 2 (a.1) of the Agenda. Inclusion of new rules for the investiture of members of the Company's board of directors and fiscal council, in line with the best corporate governance practices recognized by the capital markets and as employed by relevant corporations and companies in the national market.

Paragraph 1 ~~-~~ Due to absolute incompatibility, the investiture of the Board of Directors and Executive Board of Officers is prohibited:	Paragraph 2 - Due to absolute incompatibility, the investiture of the Board of Directors and Executive Board of Officers is prohibited:	Economic effect: None. Legal effect: None. Context: Item 2 (a.i) of the Agenda. Renumbering of paragraph.

I - representative of the regulatory body to which the Company is subject, of Minister of State, Secretary of State, Municipal Secretary, holder of a position, without a permanent link with the public service, of a special nature or of direction and superior advice in the public administration, of statutory leader of a political party and a holder of a mandate in the Legislative Branch of any entity of the federation, even if licensed from the position;	I - representative of the regulatory body to which the Company is subject, of Minister of State, Secretary of State, Municipal Secretary, holder of a position, without a permanent link with the public service, of a special nature or of direction and superior advice in the public administration, of statutory leader of a political party and a holder of a mandate in the Legislative Branch of any entity of the federation, even if licensed from the position;	Unchanged
II - of a person who has acted, in the last thirty-six (36) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and carrying out of an electoral campaign; and	II - of a person who has acted, in the last thirty-six (36) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and carrying out of an electoral campaign; ~~and~~	Economic effect: None. Legal effect: None. Context: Deletion of “and” due to the inclusion of new sections.
III - of a person who holds a position in a union organization.	III - of a person who holds a position in a union organization.	Unchanged
No correspondence

IV – of a person who has been declared ineligible by a competent public body or authority to hold a commissioned position or a position of trust within the Public Administration, for as long as the period of ineligibility persists;

Economic effect: None.

Legal effect: Self-regulation by which the shareholders' meeting adopts good corporate governance practices and justifiably and indiscriminately restricts the right of election.

Context: Item 2 (a.2) of the Agenda. Based on the principle of morality, apply the same practice adopted in the Public Administration. This sanction is not expressly contemplated in Brazilian Corporations Law as a hypothesis of impediment and should therefore be expressly included in the bylaws.

No correspondence

V – of a person who already serves on 4 (four) or more boards of directors of publicly-held companies not controlled by Eletrobras, with this threshold reduced to 2 (two) or more if the person is the chair of the board of directors of a publicly-held company not controlled by Eletrobras, and to 1 (one) or more if the person is an executive officer of another publicly-held company not controlled by Eletrobras.

Economic effect: None.

Legal effect: None.

Context: Item 2 (a.2) of the Agenda. Self-regulation by means of which the shareholders' meeting adopts good governance practices and justifiably and indiscriminately restricts the election, aiming at avoiding overboarding (serving in an excessive number of statutory positions).

No correspondence

Paragraph 3 – Unless waived by the General Shareholders' Meeting on the grounds of prior justification forwarded to the Company by the shareholder or group of shareholders responsible for the nomination, which is conflicted to vote on the waiver request, persons may not be elected to the Board of Directors if they:

Economic effect: None.

Legal effect: None.

Context: Item 2 (a.2) of the Agenda. Inclusion of a provision in Brazilian Corporations Law, to make the legal impediments clear to shareholders and to emphasize that the shareholder who nominates someone with a conflict cannot vote on the request to waive the impediment.

No correspondence	I - hold positions in a company that may be considered a competitor of the Company or its subsidiaries, the Company itself being responsible for evaluating and identifying its competing agents; or

Economic effect: None.

Legal effect: None.

Context: Item 2 (a.2) of the Agenda. Inclusion of a provision in Brazilian Corporations Law, to make it clear to shareholders the legal impediments applicable to candidates for the Board of Directors. In line with the principle of transparency, to emphasize to shareholders that it is up to the Company itself to define who its competing agents are.

No correspondence	II - have or represent a conflicting interest with that of the Company or its subsidiaries.

Economic effect: None.

Legal effect: None.

Context: Item 2 (a.2) of the Agenda. Inclusion of a provision in Brazilian Corporations Law, to make it clear to shareholders the legal impediments applicable to candidates for the Board of Directors.

No correspondence	Paragraph 4 - For the purposes of item II of Paragraph 3 of Article 22, a person who has an employment relationship with the Company or its subsidiaries, or who is the spouse, partner or relative up to the 2nd degree of an employee of Eletrobras or its subsidiaries, shall be presumed to have a conflicting interest.

Economic effect: None.

Legal effect: None.

Context: Item 2 (a.2) of the Agenda. In line with CVM precedents, and in order to provide greater transparency and security, provide shareholders with examples of cases that constitute a conflict of interest and require the presentation of a justification for consideration by the shareholders’ meeting.

There is no exact correspondence, as this is the current Article 29 of the Bylaws.

Paragraph 5 - The shareholder who nominates a candidate to be a member of the Eletrobras Board of Directors must inform the Company that the candidate meets all the investment requirements, in addition to reporting the other activities and positions, boards and committees that he or she is a member of, including the position of chairman of the board of directors and executive positions in corporations.

Economic effect: None. Legal effect: None. Context: Item 2 (a.2) of the Agenda. Relocation of the provision, without changing the content.
Paragraph 2 - Legal and integrity requirements shall be analyzed by the People Committee.	Paragraph 6 - Legal and integrity requirements of the managers must be analyzed by the People and Governance Committee.

Economic effect: None.

Legal effect: None.

Context: Item 2 (a.1) of the Agenda. Based on good corporate governance practices, restrict the Committee's analysis to management positions.

Renumbering of the paragraph.

Paragraph 3 - The administrators and members of statutory committees will be invested in their positions by signing a term of investiture made available by the Company, within a maximum period of up to thirty (30) days, counted from the election, which will include the submission of the sworn-in to the Eletrobras Code of Conduct and other internal regulations issued by the Company.	Paragraph 7 - The administrators and members of statutory committees will be invested in their positions by signing a term of investiture made available by the Company, within a maximum period of up to thirty (30) days, counted from the election, which will include the submission of the sworn-in to the Eletrobras Code of Conduct and other internal regulations issued by the Company.	Economic effect: None. Legal effect: None. Context: Item 4 of the Agenda. Renumbering of paragraph.
Paragraph 4 - If the term of investiture is not signed within thirty (30) days after the election, it will become null and void, unless justified by the management body for which it has been elected.	Paragraph 8 - If the term of investiture is not signed within thirty (30) days after the election, it will become null and void, unless justified by the management body for which it has been elected.	Economic effect: None. Legal effect: None. Context: Item 4 of the Agenda. Renumbering of paragraph.
Paragraph 5 - The instrument of investiture must contain, under penalty of nullity, the indication of at least one domicile in which the administrator or external member of the statutory committee will receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which will be considered fulfilled upon delivery to the indicated domicile, which can only be changed by written communication to Eletrobras.

Paragraph 9 - The instrument of investiture must contain, under penalty of nullity, the indication of at least one domicile in which the administrator or external member of the statutory committee will receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which will be considered fulfilled upon delivery to the indicated domicile, which can only be changed by written communication to Eletrobras.

Economic effect: None. Legal effect: None. Context: Item 4 of the Agenda. Renumbering of paragraph.
Paragraph 6 - The investiture of the Director residing or domiciled abroad is subject to the constitution of a representative residing in the Country, with powers to receive service of process in actions against him/her proposed based on Brazilian Corporations Law, by means of a power of attorney with an expiration date that must extend for at least three (3) years after the expiration of the Director's term of office.	Paragraph 10 - The investiture of the Director residing or domiciled abroad is subject to the constitution of a representative residing in the Country, with powers to receive service of process in actions against him/her proposed based on Brazilian Corporations Law, by means of a power of attorney with an expiration date that must extend for at least three (3) years after the expiration of the Director's term of office.	Economic effect: None. Legal effect: None. Context: Item 4 of the Agenda. Renumbering of paragraph.

Paragraph 7 – When taking office, the administrator must subscribe to the Administrators’ Term of Consent, in accordance with the Provisions of the Level 1 Regulation, and observe the other applicable legal requirements.	Paragraph 11 - When taking office, the administrator must subscribe to the Administrators’ Term of Consent, in accordance with the Provisions of the Level 1 Regulation, and observe the other applicable legal requirements.	Economic effect: None. Legal effect: None. Context: Agenda item 4. Renumbering of paragraph.
No correspondence

Paragraph 12 - A vote cast by a shareholder for the election of a member of the Board of Directors that does not meet the requirements of this article shall be considered abusive for the purposes of article 115 of Brazilian Corporations Law.

Economic effect: None. Legal effect: None. Context: Item 2 (a.2) of the Agenda. Based on good corporate governance practices, restrict the Committee's analysis to management positions.
Article 23 - It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to article 156 of Law 6,404 of 1976, and the accumulation of the positions of chairman of the board of directors and chief executive officer or executive of the Company by the same person is also prohibited.

Article 23 - It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to article 156 of ~~Law No. 6,404 of 1976~~ Brazilian Corporations Law, and the accumulation of the positions of chairman of the board of directors and chief executive officer or executive of the Company by the same person is also prohibited.

Economic effect: None. Legal effect: None. Context: Item 4 of the Agenda. Editorial adjustment to use a defined term.
Sole paragraph - The administrator who is conflicted in relation to the topic to be discussed must previously express his conflict of interest or private interest, withdraw from the meeting, refrain from discussing the topic and request registration in the minutes of his absence in the conclave.	Sole paragraph - The administrator who is conflicted in relation to the topic to be discussed must previously express his conflict of interest or private interest, withdraw from the meeting, refrain from discussing the topic and request registration in the minutes of his absence in the conclave.	Unchanged
Article 24 - The term of office of the members of the Board of Directors and the Executive Board of Officers shall be extended until the effective investiture of the new members.	Article 24 - The term of office of the members of the Board of Directors and the Executive Board of Officers shall be extended until the effective investiture of the new members.	Unchanged

Article 25 - The Board of Directors and the Executive Board of Officers shall deliberate with the presence of the majority of its members and its resolutions shall be taken, respectively, by the vote of the majority of the directors or officers present, except in the cases of qualified quorum established in article 26 of these Bylaws.	Article 25 - The Board of Directors and the Executive Board of Officers shall deliberate with the presence of the majority of its members and its resolutions shall be taken, respectively, by the vote of the majority of the directors or officers present, except in the cases of qualified quorum established in article 26 of these Bylaws.	Unchanged
Paragraph 1 - The minutes of the meeting of each management body shall be clearly written and record the resolutions taken, which may be drawn up in summary form, in addition to the persons present, the divergent votes and abstentions from voting, and shall be signed by all members present physically, remotely and electronically.

Paragraph 1 - The minutes of the meeting of each management body shall be clearly written and record the resolutions taken, which may be drawn up in summary form, in addition to the persons present, the divergent votes and abstentions from voting, and shall be signed by all members present physically, remotely and electronically.

Unchanged
Paragraph 2 - The minutes of the meetings of the Board of Directors that contain a resolution intended to produce effects before third parties shall be filed in the Registry of Commerce and published.	Paragraph 2 - The minutes of the meetings of the Board of Directors that contain a resolution intended to produce effects before third parties shall be filed in the Registry of Commerce and published.	Unchanged
Paragraph 3 - The Board of Directors shall meet, ordinarily, once a month, and the Executive Board of Officers, four times a month, permitting in person, digital and hybrid formats, the vote between absent and any other means that enable the authentic and reliable registration of the expression of will of its members, in the form and conditions provided for in their respective Internal Regulations.	Paragraph 3 - The Board of Directors shall meet, ordinarily, once a month, and the Executive Board of Officers, four times a month, permitting in person, digital and hybrid formats, the vote between absent and any other means that enable the authentic and reliable registration of the expression of will of its members, in the form and conditions provided for in their respective Internal Regulations.	Unchanged

Paragraph 4 - It is incumbent upon the respective Chairmen, or the majority of the members of each body of Eletrobras’ management, to call the meetings of the Board of Directors and the Executive Board of Officers.	Paragraph 4 - It is incumbent upon the respective Chairmen, or the majority of the members of each body of Eletrobras’ management, to call the meetings of the Board of Directors and the Executive Board of Officers.	Unchanged
Paragraph 5 - In the resolutions of the Board of Directors and resolutions of the Executive Board of Officers, the respective Chairmen will have, in addition to the personal vote, the tiebreaker.	Paragraph 5 - In the resolutions of the Board of Directors and resolutions of the Executive Board of Officers, the respective Chairmen will have, in addition to the personal vote, the tiebreaker.	Unchanged
Paragraph 6 - The Board of Directors shall meet:	Paragraph 6 - The Board of Directors shall meet:	Unchanged
(i) at least once a year, without the presence of the President of the Company;	(i) at least once a year, without the presence of the President of the Company;	Unchanged
(ii) at least twice a year with the presence of the independent external auditors.	(ii) at least twice a year with the presence of the independent external auditors.	Unchanged
Paragraph 7 - The members of the Board of Directors shall have reimbursed their expenses of food, transportation and stay, whenever residents outside the city in which the meeting is held and, only of transportation and food, when resident in the city.	Paragraph 7 - The members of the Board of Directors shall have reimbursed their expenses of food, transportation and stay, whenever residents outside the city in which the meeting is held and, only of transportation and food, when resident in the city.	Unchanged
Article 26 - The approval of the qualified majority of two thirds of the members of the Board of Directors is required for deliberation on:	Article 26 - The approval of the qualified majority ~~two thirds~~ of 6 (six) out of 10 (ten) members of the Board of Directors is required for deliberation on:

Economic effect: None.

Legal effect: None.

Context: Item 3 (a.1) of the Agenda. Definition of the qualified majority to be taken into account, considering the proposed increase of one (1) seat on the Board of Directors.

I - constitution of new companies though the association of Eletrobras and/or subsidiaries with third parties, referred to in paragraph 1 of article 3 of these Bylaws;	I - constitution of new companies though the association of Eletrobras and/or subsidiaries with third parties, referred to in paragraph 1 of article 3 of these Bylaws;	Unchanged

II - transactions with related parties of any nature, except for the direct or indirect subsidiaries of the Company, observing the levels established in the Regulation of Authorities of the Eletrobras companies and without prejudice to the legal competence of the meeting;	II - transactions with related parties of any nature, except for the direct or indirect subsidiaries of the Company, observing the levels established in the rules on Eletrobras’ powers allocation ~~Regulation of Authorities of the Eletrobras companies~~ and without prejudice to the legal competence of the meeting;	Economic effect: None. Legal effect: None. Context: Item 3 (a.1) of the Agenda. Correction of nomenclature.
III - issuance of securities within the authorized capital;	III - issuance of securities within the authorized capital;	Unchanged
IV - amendment of the dividend distribution policy;	IV - amendment of the dividend distribution policy;	Unchanged
V - declaration of interim dividends.	V - declaration of interim dividends.	Unchanged
Article 27 - The members of the Board of Directors and the Executive Board of Officers shall be liable, in accordance with the legislation in force, individually and jointly, for the acts they perform and for the losses resulting from them to the Company.	Article 27 - The members of the Board of Directors and the Executive Board of Officers shall be liable, in accordance with the legislation in force, individually and jointly, for the acts they perform and for the losses resulting from them to the Company.	Unchanged
Paragraph 1 - The Company shall ensure the defense in judicial and administrative proceedings to its administrators, present and past, in addition to maintaining a permanent insurance contract in favor of these administrators, to protect them from liability for acts arising from the exercise of the position or function, in cases where there is no incompatibility with the interests of the Company, covering the entire term of exercise of the respective mandates, as long as the legal standards of conduct to which they are subject are observed.	Paragraph 1 - The Company shall ensure the defense in judicial and administrative proceedings to its administrators, present and past, in addition to maintaining a permanent insurance contract in favor of these administrators, to protect them from liability for acts arising from the exercise of the position or function, in cases where there is no incompatibility with the interests of the Company, covering the entire term of exercise of the respective mandates, as long as the legal standards of conduct to which they are subject are observed.	Unchanged
Paragraph 2 - The guarantee provided for in the previous paragraph extends to:	Paragraph 2 - The guarantee provided for in the previous paragraph extends to:	Unchanged
I - to the members of the Fiscal Council and the members of the statutory advisory committees, present and past,	I - to the members of the Fiscal Council and the members of the statutory advisory committees, present and past,	Unchanged
II - to the occupants of trust function, present and past; and	II - to the occupants of trust function, present and past; and	Unchanged

III - employees and agents, present and past, who legally act by delegation of the Company’s administrators.	III - employees and agents, present and past, who legally act by delegation of the Company’s administrators.	Unchanged

Paragraph 3 - The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board of Officers, committees, occupants of a position of trust and all other employees and agents who legally act by delegation of the Company's administrators, in order to cope with certain expenses related to arbitration, judicial or administrative proceedings involving acts performed in the exercise of their duties or powers, as from the date of their possession or the beginning of the contractual relationship with the Company.

Paragraph 3 - The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board of Officers, committees, occupants of a position of trust and all other employees and agents who legally act by delegation of the Company's administrators, in order to cope with certain expenses related to arbitration, judicial or administrative proceedings involving acts performed in the exercise of their duties or powers, as from the date of their possession or the beginning of the contractual relationship with the Company.

Unchanged
Paragraph 4 - Indemnity agreements shall not cover:	Paragraph 4 - Indemnity agreements shall not cover:	Unchanged
I - acts performed outside the exercise of the duties or powers of its signatories;	I - acts performed outside the exercise of the duties or powers of its signatories;	Unchanged
II - acts with bad faith, intent, serious fault or fraud;	II - acts with bad faith, intent, serious fault or fraud;	Unchanged
III - acts performed in their own interest or that of third parties, to the detriment of the company’s social interest;	III - acts performed in their own interest or that of third parties, to the detriment of the company’s social interest;	Unchanged
IV - indemnities arising from social action provided for in article 159 of the Brazilian Corporations Law or compensation for losses referred to in article 11, paragraph 5, item II, of Law No. 6,385/1976; or	IV - indemnities arising from social action provided for in article 159 of the Brazilian Corporations Law or compensation for losses referred to in article 11, paragraph 5, item II, of Law No. 6,385/1976; or	Unchanged
V - other cases provided for in the indemnity contract.	V - other cases provided for in the indemnity contract.	Unchanged
Paragraph 5 - The indemnity contract shall be adequately disclosed and provide, among other issues:	Paragraph 5 - The indemnity contract shall be adequately disclosed and provide, among other issues:	Unchanged

I - the limit value of the coverage offered;	I - the limit value of the coverage offered;	Unchanged
II - the coverage period; and	II - the coverage period; and	Unchanged
III - the decision-making procedure regarding the Payment of coverage, which should guarantee the independence of decisions and ensure that they are taken in the interest of the Company.	III - the decision-making procedure regarding the Payment of coverage, which should guarantee the independence of decisions and ensure that they are taken in the interest of the Company.	Unchanged
Paragraph 6 - The beneficiary of the indemnity contract will be obliged to return to the Company the amounts advanced in cases where, after a final unappealable decision, it is proven that the act practiced by the beneficiary is not subject to indemnification, under the terms of the contract.	Paragraph 6 - The beneficiary of the indemnity contract will be obliged to return to the Company the amounts advanced in cases where, after a final unappealable decision, it is proven that the act practiced by the beneficiary is not subject to indemnification, under the terms of the contract.	Unchanged
Paragraph 7 - It is assured to the Administrators and Fiscal Directors, as well as to the former administrators and former directors, the knowledge of information and documents contained in the Company’s records or database, indispensable to the administrative or judicial defense, in actions proposed by third parties, of acts practiced during their term of office or mandate.

Paragraph 7 - It is assured to the Administrators and Fiscal Directors, as well as to the former administrators and former directors, the knowledge of information and documents contained in the Company’s records or database, indispensable to the administrative or judicial defense, in actions proposed by third parties, of acts practiced during their term of office or mandate.

Unchanged
Paragraph 8 - In the event of the previous paragraph, the former administrators and former directors will only have access to information and documents classified by the Company as confidential after signing a confidentiality agreement made available by the Company.	Paragraph 8 - In the event of the previous paragraph, the former administrators and former directors will only have access to information and documents classified by the Company as confidential after signing a confidentiality agreement made available by the Company.	Unchanged
CHAPTER V - The Board of Directors	CHAPTER V - The Board of Directors	Unchanged

Article 28 – The Board of Directors shall be composed of nine (9) members, elected by the Shareholders’ Meeting, without alternates, with a unified management term of two (2) years, reelections being allowed, including a diretor elected in a separate vote at the Shareholders’ Meeting, by a majority of the shareholders holding preferred shares issued by Eletrobras.	Article 28 – The Board of Directors shall be composed of ~~nine (9)~~ ten (10) members, elected and dismissed by the Shareholders’ Meeting, without alternates, with a unified management term of two (2) years, reelections being allowed, including a diretor elected in a separate vote at the Shareholders’ Meeting, by a majority of the shareholders holding preferred shares issued by Eletrobras.	Economic effect: None. Legal effect: None. Context: Item 3 (b) of the Agenda. Increase of one seat on the collegiate body, which will now be made up of 10 (ten) members.
Paragraph 1 – Only preferred shareholders who prove the uninterrupted ownership of their shares during the period of at least three months immediately prior to the Shareholders’ Meeting may exercise the right to choose separately.	Paragraph 1 – Only preferred shareholders who prove the uninterrupted ownership of their shares during the period of at least three months immediately prior to the Shareholders’ Meeting may exercise the right to choose separately.	Unchanged
Paragraph 2 - The Board of Directors shall be composed of at least five (5) independent member.	Paragraph 2 - The Board of Directors shall be composed of at least ~~five (5)~~ six (6) independent member.

Economic effect: None.

Legal effect: None.

Context: Item 3 (b) of the Agenda, Increase in the minimum number of independent members on the board of directors, from 5 (five) to 6 (six) members, in order to ensure that the People and Governance Committee, the Planning and Projects Committee and the Audit and Risks Committee are composed exclusively of independent members.

Paragraph 3 – The characterization as an Independent Director must be resolved in the minutes of the Shareholders’ Meeting that elects him, observing the regulation of the special governance segment of Novo Mercado, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and may be based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management’s proposal for the Meeting.	Paragraph 3 – The characterization as an Independent Director must be resolved in the minutes of the Shareholders’ Meeting that elects him, observing the provisions issued by the CVM and the regulation, ~~of the special governance segment~~ of Novo Mercado, of B3 ~~S.A. – Brasil, Bolsa, Balcão (“B3”), and may be~~ based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management’s proposal for the Meeting.	Economic effect: None. Legal effect: None. Context: Item 4 of the Agenda. Improved writing, with nomenclature corrections.
Paragraph 4 – The Board of Directors shall elect its Chairman and its eventual substitute, in the form of its Bylaws.	Paragraph 4 – The Board of Directors shall appoint, from among its members, its Chairman, who may not hold more than one position as a board member of a publicly-held company not controlled by Eletrobras, and whose responsibility it shall be to designate, from among the directors, their eventual substitute in cases of temporary absences. ~~elect its Chairman and its eventual substitute, in the form of its Bylaws~~.	Economic effect: None. Legal effect: None. Context: Item 3 (b) of the Agenda. To clarify the practice of electing the Chairman of the Board of Directors and the possibility of one-off appointment.
Article 29 - The shareholder who appoints a candidate to compose the Board of Directors of Eletrobras must inform the Company if the candidate meets all the requirements for investiture, in addition to reporting the other activities and positions, boards and committees that it integrates, especially positions of chairman of the board of directors.	~~Article 29 - The shareholder who appoints a candidate to compose the Board of Directors of Eletrobras must inform the Company if the candidate meets all the requirements for investiture, in addition to reporting the other activities and positions, boards and committees that it integrates, especially positions of chairman of the board of directors.~~	Economic effect: None. Legal effect: None. Context: Item 2 (b) of the Agenda. Relocation of the provision to paragraph 4 of Article 22, without changing the content.
Article 30 - In addition to the cases provided for by law, vacancy of office will occur when the member of the Board of Directors fails to attend three consecutive meetings or four interspersed meetings, in the last twelve (12) meetings, without justified reason or license granted by the Board of Directors.	Article ~~30~~ 29 - In addition to the cases provided for by law, vacancy of office will occur when the member of the Board of Directors fails to attend three consecutive meetings or four interspersed meetings, in the last twelve (12) meetings, without justified reason or license granted by the Board of Directors.	Economic effect: None. Legal effect: None. Context: Item 3 (c) of the Agenda. Renumbering of article.

Paragraph 1 - In the event of a vacancy in the position of Chairman of the Board of Directors, its substitute will guide, at the subsequent meeting of this collegiate, the proposal to elect a new Chairman and a new eventual substitute.	Paragraph 1 - In the event of a vacancy in the position of a ~~Chairman of the Board of Directors, its substitute will guide, at the subsequent meeting of this collegiate, the proposal to elect a new Chairman and a new eventual substitute~~ director appointed to serve as Chairman of the Board of Directors, a new Chairman of the Board of Directors will be appointed at the subsequent meeting of this collegiate body.

Economic effect: None.

Legal effect: New rule for appointing a substitute for the Chairman of the Board of Directors.

Context: Item 3 (c) of the Agenda. Amended to allow the new Chairman of the Board of Directors to appoint a substitute for his temporary absences.

Paragraph 2 - In the event of vacancy in the position of director, the substitute shall be appointed by the Board of Directors and shall serve until the first shareholders’ meeting.	Paragraph 2 - In the event of vacancy in the position of director, the applicable legal provisions shall be observed. ~~substitute shall be appointed by the Board of Directors and shall serve until the first shareholders’ meeting.~~	Economic effect: None. Legal effect: None. Context: Item 3 (c) of the Agenda. Reference to the legal provisions dealing with the vacancy of the position of board member in general.
Article 31 - The Board of Directors is the senior management body responsible for establishing the general orientation of the Company’s business, defining its strategic direction, ensuring the proper functioning of corporate governance systems, risk management and internal controls and preserving the orderly succession of the management, aiming at the long-term interests of the Company, its continuity and the generation of sustainable value, and it is also responsible, without prejudice to the powers provided for in the legislation in force:	Article 30 - The Board of Directors is the senior management body responsible for establishing the general orientation of the Company’s business, defining its strategic direction, ensuring the proper functioning of corporate governance systems, risk management and internal controls and preserving the orderly succession of the management, aiming at the long-term interests of the Company, its continuity and the generation of sustainable value, and it is also responsible, without prejudice to the powers provided for in the legislation in force:	Economic effect: None. Legal effect: None. Context: Item 3 (d.1) of the Agenda. Renumbering of article.
Strategy:	Strategy:	Unchanged
I - establish the guidelines and strategic objectives of the Company, including the definition of business identity;	I - establish the guidelines and strategic objectives of the Company, including the definition of business identity;	Unchanged

II - discuss, approve, on a proposal from the Executive Board of Officers, and monitor the strategic plan, the respective multiannual plans, as well as the annual budget and investment plans and programs, the goals, as well as evaluate the results in the execution of said plans;	II - discuss, approve, on a proposal from the Executive Board of Officers, and monitor the strategic plan, the respective multiannual plans, as well as the annual budget and investment plans and programs, the goals, as well as evaluate the results in the execution of said plans;	Unchanged
III - define the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy of Eletrobras and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market;	III - define the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy of Eletrobras and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market;	Unchanged
IV - approve the investment projects of Eletrobras and its subsidiaries, to the extent defined by the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies;	IV - approve the investment projects of Eletrobras and its subsidiaries, to the extent defined by the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies;	Unchanged
Financial statements, dividends and meetings:	Financial statements, dividends and meetings:	Unchanged
V - express an opinion on the management reports, as well as on the accounts of the Executive Board of Officers;	V - express an opinion on the management reports, as well as on the accounts of the Executive Board of Officers;	Unchanged
VI - submit to the Annual Shareholders’ Meeting, each fiscal year, the management report and the financial statements, as well as the proposal for distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Fiscal Council, and the report of the independent auditors;	VI - submit to the Annual Shareholders’ Meeting, each fiscal year, the management report and the financial statements, as well as the proposal for distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Fiscal Council, and the report of the independent auditors;	Unchanged

VII - authorize the call and submit to the Shareholders’ Meeting issues related to the deliberative body of the shareholders, with prior manifestation on the proposals contained in the convening instrument, not admitting the inclusion of the item “general matters”;	VII - authorize the call and submit to the Shareholders’ Meeting issues related to the deliberative body of the shareholders, with prior manifestation on the proposals contained in the convening instrument, not admitting the inclusion of the item “general matters”;	Unchanged
VIII - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Company, without prejudice to the performance of the Fiscal Council;	VIII - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Company, without prejudice to the performance of the Fiscal Council;	Unchanged
IX - resolve on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board of Officers;	IX - resolve on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board of Officers;	Unchanged
Securities and corporate transactions:	Securities and corporate transactions:	Unchanged
X - authorize the acquisition of shares issued by Eletrobras, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares;	X - authorize the acquisition of shares issued by Eletrobras, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares;	Unchanged
XI - approve the issuance of common shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment;	XI - approve the issuance of common shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment;	Unchanged
XII - exchange of shares or other securities issued by the Company;	XII - exchange of shares or other securities issued by the Company;	Unchanged
XIII - express a prior opinion on the vote to be cast within the scope of the subsidiaries and affiliates, in relation to the operations of incorporation, spin-off, merger and transformation;	XIII - express a prior opinion on the vote to be cast within the scope of the subsidiaries and affiliates, in relation to the operations of incorporation, spin-off, merger and transformation;	Unchanged

Governance:	Governance:	Unchanged
XIV – approve its Internal Regulations and those of its advisory committees, the Eletrobras Code of Conduct, the main policies of the Eletrobras companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, environmental, sustainability, social responsibility, governance, as well as regulations dealing with powers, remuneration and appointment of administrators and personnel;	XIV – approve its Internal Regulations and those of its advisory committees, the Eletrobras Code of Conduct, the main policies of the Eletrobras companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, environmental, sustainability, social responsibility, governance, as well as ~~regulations~~ normatives dealing with powers, remuneration and appointment of administrators and personnel;	Economic effect: None. Legal effect: None. Context: Item 3 (d.2) of the Agenda. Improved wording, with nomenclature corrections.
XV - elect and dismiss, at any time, the members of the Company’s Executive Board of Officers;	XV - elect and dismiss, at any time, the members of the Company’s Executive Board of Officers;	Unchanged
XVI - appoint and dismiss the holder of the Internal Audit, the holder of the Superintendence of Governance and the holder of the Secretariat of Governance;	XVI - appoint and dismiss the holder of the Internal Audit, the holder of the ~~Superintendence of~~ Corporate Governance and the holder of the Secretariat of Governance;	Economic effect: None. Legal effect: None. Context: Item 3 (d.2) of the Agenda. Improved wording, with nomenclature corrections.
XVII - elect the members of the advisory committees and working groups of the Board of Directors, among its members and/or among market people of notorious experience and technical capacity in relation to the specialty of the respective Committee;	XVII - elect the members of the advisory committees and working groups of the Board of Directors, among its members and/or among market people of notorious experience and technical capacity in relation to the specialty of the respective Committee;	Unchanged

XVIII - define the variable remuneration program an establish the individual amount of monthly remuneration due to its members, the members of its advisory committees and the members of the Executive Board of Officers, taking into account the responsibilities, the time dedicated to the functions, the competence, the professional reputation and the value of its services in the market;	XVIII - define the variable remuneration program an establish the individual amount of monthly remuneration due to its members, the members of its advisory committees and the members of the Executive Board of Officers, taking into account the responsibilities, the time dedicated to the functions, the competence, the professional reputation and the value of its services in the market;	Unchanged
XIX - evaluate, annually, the individual and collective performance of the administrators and the collective performance of their advisory committees, with the procedural and methodological support of the People Committee;	XIX - evaluate, ~~annually~~, the ~~individual and~~ periodically collective performance of the ~~administrators and the collective performance of their advisory committees, with the procedural and methodological support of the People Committee;~~ Board of Directors, its Committees, and the Secretariat of Governance, as well as the individual performance of its members, the Chariman of the Board of Directors, and the CEO, and also evaluate, discuss and approve the results of the evaluations of the Executive Board.

Economic effect: None.

Legal effect: None.

Context: Item 3 (d.2) of the Agenda. Correction of nomenclature and increase in the scope of assessment, based on good corporate governance practices already practiced by the Company.

XX - approve indications, proposed by the Executive Board of Officers, of the persons who must integrate management, advisory and fiscal bodies of the subsidiaries and of the companies and entities in which the Company and its subsidiaries have participation, including indirect ones, and in cases where it deems appropriate, delegate such attribution to the Executive Board of Officers;	XX - approve indications, proposed by the Executive Board of Officers, of the persons who must integrate management, advisory and fiscal bodies of the subsidiaries and of the companies and entities in which the Company and its subsidiaries have participation, including indirect ones, and in cases where it deems appropriate, delegate such attribution to the Executive Board of Officers;	Unchanged
XXI - resolve on matters that, by virtue of legal provision or by determination of the Shareholders’ Meeting, fall under its purview;	XXI - resolve on matters that, by virtue of legal provision or by determination of the Shareholders’ Meeting, fall under its purview;	Unchanged
XXII - decide on the omitted cases of these Bylaws and delegate to the Executive Board of Officers matters within its purview not included in the list of legal attributions of the Board of Directors;	XXII - decide on the omitted cases of these Bylaws and delegate to the Executive Board of Officers matters within its purview not included in the list of legal attributions of the Board of Directors;	Unchanged

No correspondence	XXIII - evaluate and disclose annually who the independent directors are and, at the same intervals, indicate and justify any new circumstances that may alter their condition of independence.

Economic effect: None.

Legal effect: None.

Context: Item 3 (d.1) of the Agenda. Correction of nomenclature and increase in the scope of assessment, based on good corporate governance practices already practiced by the Company.

Risks, internal controls and compliance:	Risks, internal controls and compliance:	Unchanged
XXIII - implement, directly or through other bodies of the Company, and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which Eletrobras and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud;	XXIV - implement, directly or through other bodies of the Company, and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which Eletrobras and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud;	Economic effect: None. Legal effect: None. Context: Item 3 (d.2) of the Agenda. Renumbering of the item.
XXIV - approve the annual work plan of the Internal Audit;	XXV - approve the annual work plan of the Internal Audit;	Economic effect: None. Legal effect: None. Context: Item 3 (d.2) of the Agenda. Renumbering of the item.
XXV - examine, at any time, the books and papers of Eletrobras, as well as request information on contracts entered into or in the process of being entered into and any other contracts;	XXVI - examine, at any time, the books and papers of Eletrobras, as well as request information on contracts entered into or in the process of being entered into and any other contracts;	Economic effect: None. Legal effect: None. Context: Item 3 (d.2) of the Agenda. Renumbering of the item.
Legal acts and business:	Legal acts and business:	Unchanged
XXVI - express an opinion on acts and approve contracts, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies;	XXVII - express an opinion on acts and approve contracts, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;	Economic effect: None. Legal effect: None. Context: Item 3 (d.2) of the Agenda. Correction of terminology. Renumbering.

XXVII - approve the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Regulation of Authorities of Eletrobras companies;	XXVIII - approve the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Normative of Authorities of Eletrobras companies;	Economic effect: None. Legal effect: None. Context: Item 3 (d.2) of the Agenda. Correction of terminology. Renumbering.
XXVIII - approve the transfer of ownership of the Company’s assets, constitution of real liens and the provision of guarantees to obligations to third parties, in accordance with the levels established in the Regulations of the Eletrobras companies;	XXV~~III~~IX - approve the transfer of ownership of the Company’s assets, constitution of real liens and the provision of guarantees to obligations to third parties, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;	Economic effect: None. Legal effect: None. Context: Item 3 (d.2) of the Agenda. Correction of terminology. Renumbering.
XXIX – choose and dismiss the independent auditors;	XXX - choose and dismiss the independent auditors;	Economic effect: None. Legal effect: None. Context: Item 3 (d.2) of the Agenda. Renumbering of the item.
XXX - resolve on the Company’s strategic trademarks and patents;	XXXI - resolve on the Company’s strategic trademarks and patents;	Economic effect: None. Legal effect: None. Context: Item 3 (d.2) of the Agenda. Renumbering of the item.
XXXI- resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies’ Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies’ Regulations of Authorities, and also considering the Company’s social responsibilities, as provided for in paragraph 4 of article 154 of the Brazilian Corporations Law;	XXXII - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies’ Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies’ Normative of Authorities, and also considering the Company’s social responsibilities, as provided for in paragraph 4 of article 154 of the Brazilian Corporations Law;	Economic effect: None. Legal effect: None. Context: Item 3 (d.2) of the Agenda. Correction of terminology and renumbering of the item.
XXXII - approve the models of the indemnity contracts to be signed by the Company and the procedures that guarantee the independence of the decisions;	XXXIII - approve the models of the indemnity contracts to be signed by the Company and the procedures that guarantee the independence of the decisions;	Economic effect: None. Legal effect: None. Context: Item 3 (d.2) of the Agenda. Renumbering of the item.

XXXIII - approve the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervise compliance with the limit of participation of Eletrobras in the cost of these benefits;	XXXIV - approve the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervise compliance with the limit of participation of Eletrobras in the cost of these benefits;	Economic effect: None. Legal effect: None. Context: Item 3 (d.2) of the Agenda. Renumbering of the item.
XXXIV - approve, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies;	XXX~~I~~V - approve, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies;	Economic effect: None. Legal effect: None. Context: Correction of terminology and renumbering of the subsection.
Business management and efficiency:	Business management and efficiency:	Unchanged
XXXV - determine the distribution and redistribution of charges and duties among the members of the Executive Board of Officers;	XXXVI - determine the distribution and redistribution of charges and duties among the members of the Executive Board of Officers;	Economic effect: None. Legal effect: None. Context: Item 3 (d.2) of the Agenda. Renumbering of the item.
XXXVI - grant leave or license to the President of the Company, including paid leave;	XXXVII - grant leave or license to the President of the Company, including paid leave;	Economic effect: None. Legal effect: None. Context: Item 3 (d.2) of the Agenda. Renumbering of the item.
XXXVII - approve collective bargaining agreements, employee profit sharing program, job and salary plan, function plan and employee dismissal program;	XXXVIII - approve collective bargaining agreements, employee profit sharing program, job and salary plan, function plan and employee dismissal program;	Economic effect: None. Legal effect: None. Context: Item 3 (d.2) of the Agenda. Renumbering of the item.
XXXVIII - approve the maximum number of personnel of Eletrobras companies and general guidelines for hiring personnel at Eletrobras and its subsidiaries;	XXXIX - approve the maximum number of personnel of Eletrobras companies and general guidelines for hiring personnel at Eletrobras and its subsidiaries;	Economic effect: None. Legal effect: None. Context: Item 3 (d.2) of the Agenda. Renumbering of the item.
XXXIX - approve and supervise the fulfillment of the specific goals and results to be achieved by the members of the Executive Board of Officers;	XL - approve and supervise the fulfillment of the specific goals and results to be achieved by the members of the Executive Board of Officers;	Economic effect: None. Legal effect: None. Context: Item 3 (d.2) of the Agenda. Renumbering of the item.
XL - approve the business performance goals of the subsidiaries.	XLI - approve the business performance goals of the subsidiaries.	Economic effect: None. Legal effect: None. Context: Item 3 (d.2) of the Agenda. Renumbering of the item.
Associative guidelines:	Diretrizes associativas:	Unchanged

XLI - authorize the incorporation of wholly-owned subsidiaries, the Company’s interests in subsidiaries or affiliates, the transfer of termination of such interest, as well as the acquisition of shares or quotas of other companies;	XLII - authorize the incorporation of wholly-owned subsidiaries, the Company’s interests in subsidiaries or affiliates, the transfer of termination of such interest, as well as the acquisition of shares or quotas of other companies;	Economic effect: None. Legal effect: None. Context: Item 3 (d.2) of the Agenda. Renumbering of the item.
XLII - resolve on the association referred to in paragraph 1 of article 3 of these Bylaws;	XLIII - resolve on the association referred to in paragraph 1 of article 3 of these Bylaws;	Economic effect: None. Legal effect: None. Context: Item 3 (d.2) of the Agenda. Renumbering of the item.
XLIII - resolve on the shareholders’ agreements to be signed by Eletrobras and its subsidiaries and, in the case of amendments, only when it involves aspects related to article 118 of Law 6,404/1976; and	XLI~~II~~V - resolve on the shareholders’ agreements to be signed by Eletrobras and its subsidiaries and, in the case of amendments, only when it involves aspects related to article 118 of ~~Law 6,404/1976~~Brazilian Corporations Law; and	Economic effect: None. Legal effect: None. Context: Item 4 of the Agenda. Wording adjustment to use a defined term and renumbering of the subsection.
XLIV - deliberate on the organization of technical-scientific research entities of business interest to Eletrobras in the energy sector.	XLV - deliberate on the organization of technical-scientific research entities of business interest to Eletrobras in the energy sector.	Economic effect: None. Legal effect: None. Context: Item 3 (d.2) of the Agenda. Renumbering of the item.
Paragraph 1 - The board of directors of the company must prepare and disclose a reasoned opinion on any Public Offering for Acquisition of Shares (“OPA”) that has as its object the shares issued by the company, within fifteen (15) days of the publication of the notice of said OPA, in which it will manifest, at least:	Paragraph 1 - The board of directors of the company must prepare and disclose a reasoned opinion on any Public Offering for Acquisition of Shares (“OPA”) that has as its object the shares issued by the company, within fifteen (15) days of the publication of the notice of said OPA, in which it will manifest, at least:	Unchanged
I - on the convenience and opportunity of the takeover bid regarding the interest of the company and the set of its shareholders, including in relation to the price and the potential impacts on the liquidity of the shares;	I - on the convenience and opportunity of the takeover bid regarding the interest of the company and the set of its shareholders, including in relation to the price and the potential impacts on the liquidity of the shares;	Unchanged
II - regarding the strategic plans disclosed by the offeror in relation to the company; and	II - regarding the strategic plans disclosed by the offeror in relation to the company; and	Unchanged

III - regarding the alternatives to the acceptance of the takeover bid available on the market.	III - regarding the alternatives to the acceptance of the takeover bid available on the market.	Unchanged
Paragraph 2 - The opinion of the board of directors, referred to in the previous paragraph, must cover the reasoned opinion favorable or contrary to the acceptance of the OPA, warning that it is the responsibility of each shareholder to make the final decision on said acceptance.	Paragraph 2 - The opinion of the board of directors, referred to in the previous paragraph, must cover the reasoned opinion favorable or contrary to the acceptance of the OPA, warning that it is the responsibility of each shareholder to make the final decision on said acceptance.	Unchanged
Paragraph 3 - The Board of Directors may determine the performance of inspections, audits or accountability in the Company, as well as the hiring of experts, experts or external auditors, to better instruct the matters subject to its deliberation.	Paragraph 3 - The Board of Directors may determine the performance of inspections, audits or accountability in the Company, as well as the hiring of experts, experts or external auditors, to better instruct the matters subject to its deliberation.	Unchanged
Paragraph 4 - Without prejudice to the duties conferred upon it by the Internal Regulations, the Chairman of the Board of Directors shall:	Paragraph 4 - Without prejudice to the duties conferred upon it by the Internal Regulations, the Chairman of the Board of Directors shall:	Unchanged
I - convene and preside over the meetings of the body, observing compliance with the Bylaws and the Internal Regulations;	I - convene and preside over the meetings of the body, observing compliance with the Bylaws and the Internal Regulations;	Unchanged
II - coordinate the work related to the succession plans of the members of the Board of Directors and the Executive Board of Officers, with the support of the People Committee; and	II - coordinate the work related to the succession plans of the members of the Board of Directors and the Executive Board of Officers, with the support of the People and Governance Committee; and	Economic effect: None. Legal effect: None. Context: Item 3 (d) of the Agenda. Correction of terminology.

III - propose to the Board of Directors appointments to compose the advisory committees, including external members.	III - propose to the Board of Directors appointments to compose the advisory committees~~, including external members~~.

Economic effect: None.

Legal effect: None.

Context: Item 3 (d) of the Agenda. Deletion of “including external members” to avoid redundancies, as the nominations of members to compose the advisory committees already include the potential nomination of external members, as applicable. Deletion of “and” due to the inclusion of a new item.

Article 32 - The Board of Directors, for the better performance of its functions, may create Committees or transitory work groups with defined objectives, being composed by members of Management and professionals with specific knowledge.	Article ~~32~~ 31 - The Board of Directors, for the better performance of its functions, may create Committees or transitory work groups with defined objectives, being composed by members of Management and professionals with specific knowledge.	Economic effect: None. Legal effect: None. Context: Item 3 (e) of the Agenda. Renumbering of the item.
Paragraph 1 - The Board of Directors shall have the permanent support of three (3) statutory advisory committees with specific duties of analysis and recommendation on certain matters, directly linked to the Board:	Paragraph 1 - The Board of Directors shall have the permanent support of ~~three (3) statutory advisory~~ four (4) committees ~~with specific duties of analysis and recommendation on certain matters, directly linked to the Board:~~, made up of directors only, with the exception of the Audit and Risks Committee, which may have independent external members who will provide it with permanent support and direct advisory services:

Economic effect: None.

Legal effect: None.

Context: Item 3 (e) of the Agenda. Correction of terminology and adjustment of the advisory committees’ structure, in line with the inputs identified in the performance evaluation coordinated by the Board of Directors.

I - People Committee;	I - People and Governance Committee;	Economic effect: None. Legal effect: None. Context: Item 3 (e) of the Agenda. Correction of committee terminology and scope.
II - Strategy, Governance and Sustainability Committee;	II - ~~Strategy, Governance and Sustainability~~ Planning and Projects Committee;	Economic effect: None. Legal effect: None. Context: Item 3 (e) of the Agenda. Change in the Committee’s name to better clarify the activities it encompasses.

Sem correspondência	III - Sustainability Committee; and

Economic effect: None.

Legal effect: None.

Context: Item 3 (e) of the Agenda. Creation of a new statutory committee, in line with good corporate governance practices and considering the demands raised by the Board of Directors.

III - Audit and Risks Committee.	IV - Comitê de Auditoria e Riscos.	Unchanged
Paragraph 2 – The committees mentioned in the previous paragraph will have their compositions and other rules of operation disciplined in their respective internal regulations, including the duties to be exercised by the respective coordinators and any extension of their scope and performance for the subsidiaries of Eletrobras.	Paragraph 2 – The advisory committees ~~mentioned in the previous paragraph~~, whether statutory or not, will have their compositions, attributions and other rules of operation disciplined in ~~their respective~~ internal regulations approved by the Board of Directors, including the duties to be exercised by the respective coordinators and any extension of their scope and performance for the subsidiaries of Eletrobras.	Economic effect: None. Legal effect: None. Context: Item 3 (e) of the Agenda. Improvement of the text, in line with good corporate governance practices.
Paragraph 3 – The opinions of the Committees are not a necessary condition for the presentation of matters to the examination and resolution of the Board of Directors;	Paragraph 3 – The opinions of the Committees are not a necessary condition for the presentation of matters to the examination and resolution of the Board of Directors;	Unchanged
Article 33 – The purpose of the Audit and Risks Committee is to advise the Company’s Board of Directors in the exercise of its functions and will have attribution, without prejudice to others provided for in its Bylaws, approved by the Board of Directors, for analysis and manifestation on the following matters:	Article ~~33~~ 32 – The ~~purpose of the~~ Audit and Risks Committee is responsible for: ~~to advise the Company’s Board of Directors in the exercise of its functions and will have attribution, without prejudice to others provided for in its Bylaws, approved by the Board of Directors, for analysis and manifestation on the following matters:~~	Economic effect: None. Legal effect: None. Context: Item 3 (f) of the Agenda. Wording adjustment to ensure greater objectivity and standardization, as well as renumbering of the article.
I – give an opinion on the hiring and dismissal of independent audit services;	I – providing an opinion on the hiring and dismissal of independent audit services;	Unchanged
II – supervise and monitor the activities:	II – supervising and monitoring the activities:	Unchanged

a) of the independent auditors, in order to evaluate their Independence; the quality of the services provided; and the adequacy of the services provided to the needs of the company;	a) of the independent auditors, in order to evaluate their Independence; the quality of the services provided; and the adequacy of the services provided to the needs of the company;	Unchanged
b) the internal control area of the company;	b) the internal control area of the company;	Unchanged
c) the internal audit area of the company; and	c) the internal audit area of the company; and	Unchanged
d) the area of preparation of the company’s financial statements;	d) the area of preparation of the company’s financial statements;	Unchanged
III - evaluate the quarterly information, interim statements and financial statements;	III - evaluate the quarterly information, interim statements and financial statements;	Unchanged
IV - monitor the quality and integrity of:	IV - monitor the quality and integrity of:	Unchanged
a) the internal control mechanisms;	a) the internal control mechanisms;	Unchanged
b) the quarterly information, interim statements and financial statements of the Company; and	b) the quarterly information, interim statements and financial statements of the Company; and	Unchanged
c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements;	c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements;	Unchanged
V - evaluate and monitor the company's risk exposures;	V - evaluate and monitor the company's risk exposures;	Unchanged
VI - evaluate and monitor, together with management and the internal audit area, the adequacy of transactions with related parties carried out by the company and their respective disclosures;	VI - evaluate and monitor, together with management and the internal audit area, the adequacy of transactions with related parties carried out by the company and their respective disclosures;	Unchanged
VII - prepare an annual summary report, to be presented together with the financial statements disclosed to the market, containing a description of:	VII - prepare an annual summary report, to be presented together with the financial statements disclosed to the market, containing a description of:	Unchanged
a) its activities, the results and conclusions reached and the recommendations made; and	a) its activities, the results and conclusions reached and the recommendations made; and	Unchanged

b) any situations in which there is significant disagreement between the company's management, the independent auditors and the Audit and Risks Committee in relation to the company's financial statements;	b) any situations in which there is significant disagreement between the company's management, the independent auditors and the Audit and Risks Committee in relation to the company's financial statements;	Unchanged
VIII – have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the company, in addition to internal regulations and codes, including specific procedures for protect the provider and the confidentiality of the information;	VIII – have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the company, in addition to internal regulations and codes, including specific procedures for protect the provider and the confidentiality of the information;	Unchanged
IX - monitor compliance activities, reporting channel and manifestation handling management, including ethical infractions; and	IX - monitor compliance activities, reporting channel and manifestation handling management, including ethical infractions; and	Unchanged
X - evaluate, monitor, and recommend to management the correction or improvement of the company's internal policies, including the policy of transactions between related parties.	X - evaluate, monitor, and recommend to management the correction or improvement of the company's internal policies, including the policy of transactions between related parties.	Unchanged

Paragraph 1 - The Audit and Risks Committee shall be composed of at least three (3) members and at most five (5), who shall have professional experience or academic training compatible with the position, preferably in the area of accounting, auditing or in the Company's sector of activity, and at least one (1) member shall have recognized professional experience in corporate accounting matters, under the terms of the regulations issued by CVM, and all its members shall be independent, among which, at least one (1) shall be an independent Director of the Company, also observing the conditions imposed by applicable national or foreign legislation and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and by the New York Stock Exchange ("NYSE").	Paragraph 1 - The Audit and Risks Committee shall be composed of at least three (3) members and at most five (5), who shall have professional experience or academic training compatible with the position, preferably in the area of accounting, auditing or in the Company's sector of activity, and at least one (1) member shall have recognized professional experience in corporate accounting matters, under the terms of the regulations issued by CVM, and all its members shall be independent, among which, at least one (1) shall be an independent Director of the Company, also observing the conditions imposed by applicable national or foreign legislation and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and by the New York Stock Exchange ("NYSE").	Unchanged
Paragraph 2 - The characteristics referred to in the paragraph above may be accumulated by the same member of the Audit and Risks Committee, and the election of external members other than directors is also allowed, provided that the independence requirements are met.	Paragraph 2 - The characteristics referred to in the paragraph above may be accumulated by the same member of the Audit and Risks Committee, and the election of external members other than directors is also allowed, provided that the independence requirements are met.	Unchanged
Paragraph 3 - In case of vacancy of a member of the Audit and Risks Committee, the Board of Directors shall elect its successor to start a new term of office.	Paragraph 3 - In case of vacancy of a member of the Audit and Risks Committee, the Board of Directors shall elect its successor to start a new term of office.	Unchanged
Paragraph 4 - The Audit and Risks Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the Board of Directors, or the corresponding certificate of minutes, must be disclosed for the purpose of indicating that such a report has been made.	Paragraph 4 - The Audit and Risks Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the Board of Directors, or the corresponding certificate of minutes, must be disclosed for the purpose of indicating that such a report has been made.	Unchanged
Paragraph 5 - The Audit and Risks Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation.	Paragraph 5 - The Audit and Risks Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation.	Unchanged
Paragraph 6 - The participation, as members of the Audit and Risks Committee, of officers of the Company, its subsidiaries and affiliates is prohibited.	Paragraph 6 - The participation, as members of the Audit and Risks Committee, of officers of the Company, its subsidiaries and affiliates is prohibited.	Unchanged

Article 34 - The People Committee shall analyze the requirements for investiture in the position of management and fiscal councilor of the Company, in accordance with the legal and statutory provisions and also considering the rules established in internal regulations that deal with appointments of administrators and fiscal directors.	Article ~~34~~ 33 - The People and Governance Committee is responsible for: ~~shall analyze the requirements for investiture in the position of management and fiscal councilor of the Company, in accordance with the legal and statutory provisions and also considering the rules established in internal regulations that deal with appointments of administrators and fiscal directors.~~	Economic effect: None. Legal effect: None. Context: Item 3 (f.2) of the Agenda. Wording adjustment to ensure greater objectivity and standardization, as well as renumbering of the article.
No correspondence	I - analyzing the requirements for investiture to positions on the Company's Board of Directors and Executive Board, in accordance with the legal and statutory provisions and also considering the rules established in internal regulations that provide for the appointments of directors;

Economic effect: None.

Legal effect: None.

Context: Item 3 (f.2) of the Agenda. Wording adjustment to standardize formatting, align the roles of the committee, and clarify that it is the responsibility of the People and Governance Committee to review the appointment requirements solely for the members of the Board of Directors and the Executive Board of Officers.

Sole paragraph - It is also incumbent upon the People Committee to assist the Board of Directors in the preparation and monitoring of the management succession plan, in the strategy of remuneration of the administrators and members of the advisory committees and in the proposals and other matters relating to personnel policy.	II - ~~It is also incumbent upon the People Committee to~~ assisting ~~the Board of Directors in the preparation and monitoring of the management succession plan~~ in the succession planning and appointment of directors, in the performance assessment process, in the strategy of remuneration of the administrators and members of the advisory committees and in the proposals, practices and other matters relating to ~~personnel policy~~ people and corporate governance.

Economic effect: None.

Legal effect: None.

Context: Item 3 (f.2) of the Agenda. Wording adjustment to standardize formatting and incorporate corporate governance responsibilities, as well as renumbering of the item.

Article 35 - The purpose of the Strategy, Governance and Sustainability Committee shall be to advise the Board of Directors on strategic matters, sustainability practices and their alignment with strategic and business plans, corporate governance practices, in addition to other duties conferred on it by the Board of Directors and contained in its Bylaws.	Article ~~35~~ 34 - The Planning and Projects ~~purpose of the Strategy, Governance and Sustainability Committee shall be to advise the Board of Directors on strategic matters, sustainability practices and their alignment with strategic and business plans, corporate governance practices, in addition to other duties conferred on it by the Board of Directors and contained in its Bylaws~~ Committee is responsible for giving its opinion on the Company's business strategy, business plans, budgets, investment projects and financial operations.

Economic effect: None.

Legal effect: None.

Context: Item 3 (f.3) of the Agenda. Wording adjustment to standardize formatting and align the roles of the committee, as well as renumbering of the article.

No correspondence	Artigo 35 - The Sustainability Committee is responsible for giving its opinion on social and environmental sustainability practices and strategies and their adherence to Eletrobras' values, purpose, business and corporate culture.	Economic effect: None. Legal effect: None. Context: Item 3 (f) of the Agenda. Wording adjustment to standardize formatting and align the roles of the committee.
CHAPTER VI - The Executive Board of Officers	CHAPTER VI - The Executive Board of Officers	Unchanged
Article 36 - The Executive Board of Officers, whose members will be elected and dismissed at any time by the Board of Directors, will be composed of the President and up to fifteen (15) Executive Vice-President Officers, of a statutory nature, residing in the country, respecting the minimum of three (3) members, with a unified management term of two (2) years, being allowed renewals.	Article 36 - The Executive Board of Officers, whose members will be elected and dismissed at any time by the Board of Directors, will be composed of the President and up to fifteen (15) Executive Vice-President Officers, of a statutory nature, residing in the country, respecting the minimum of three (3) members, with a unified management term of two (2) years, being allowed renewals.	Unchanged

Paragraph 1 - The Board of Directors shall observe in the choice and election of the members of the Executive Board of Officers their professional capacity, notorious knowledge and expertise in the respective areas of contact and the alignment of their professional profile to the duties of the position.	Paragraph 1 - The Board of Directors shall observe in the choice and election of the members of the Executive Board of Officers their professional capacity, notorious knowledge and expertise in the respective areas of contact and the alignment of their professional profile to the duties of the position.	Unchanged
Paragraph 2 - The members of the Executive Board of Officers shall exercise their positions on a full-time basis and with exclusive dedication to the service of the Company, exceptionally allowed, after justification and approval by the Board of Directors, the concomitant exercise in management positions in subsidiaries and affiliates of the Company and in boards of management/deliberative boards of other companies and associations.	Paragraph 2 - The members of the Executive Board of Officers shall exercise their positions on a full-time basis and with exclusive dedication to the service of the Company, exceptionally allowed, after justification and approval by the Board of Directors, the concomitant exercise in management positions in subsidiaries and affiliates of the Company and in boards of management/deliberative boards of other companies and associations.	Unchanged

Paragraph 3 - A person who has already completed sixty-five (65) years of age on the date of the election cannot be elected to occupy a position on the Executive Board of Officers, except in exceptional cases duly justified and approved by the Board of

Directors.

Paragraph 3 - A person who has already completed sixty-five (65) years of age on the date of the election cannot be elected to occupy a position on the Executive Board of Officers, except in exceptional cases duly justified and approved by the Board of

Directors.

Unchanged
Article 37 - The members of the Executive Board of Officers may not depart from the position for more than thirty days consecutive days or not, without leave or authorization from the Board of Directors.	Article 37 - The members of the Executive Board of Officers may not depart from the position for more than thirty days consecutive days or not, without leave or authorization from the Board of Directors.	Unchanged
Paragraph 1 - The President and the other Executive Vice-President Officers shall be entitled, annually, to thirty (30) days of paid leave, with the prior authorization of the Executive Board of Officers, which may be accumulated up to a maximum of two (2) periods, being prohibited its conversion into cash and indemnity.	Paragraph 1 - The President and the other Executive Vice-President Officers shall be entitled, annually, to thirty (30) days of paid leave, with the prior authorization of the Executive Board of Officers, which may be accumulated up to a maximum of two (2) periods, being prohibited its conversion into cash and indemnity.	Unchanged

Paragraph 2 - In the event of temporary leave, or enjoyment of leave, including paid leave, of any of the members of the Executive Board of Officers, the President of the Company shall designate the substitute among the other members of the collegiate, and shall also designate its eventual substitute.	Paragraph 2 - In the event of temporary leave, or enjoyment of leave, including paid leave, of any of the members of the Executive Board of Officers, the President of the Company shall designate the substitute among the other members of the collegiate, and shall also designate its eventual substitute.	Unchanged
Paragraph 3 - In the event of a permanent vacancy in the position of Executive Vice President Officer, the same criterion set forth in Paragraph 2 shall be used to designate the temporary substitute, who shall act until the election and investiture of the new member, thus filling the vacant position, for the term remaining to the replaced member.	Paragraph 3 - In the event of a permanent vacancy in the position of Executive Vice President Officer, the same criterion set forth in Paragraph 2 shall be used to designate the temporary substitute, who shall act until the election and investiture of the new member, thus filling the vacant position, for the term remaining to the replaced member.	Unchanged
Paragraph 4 - In the event of vacancy in the position of President, the Board of Directors shall appoint the temporary substitute, among the other members of the Executive Board of Officers, who shall act until the election and investiture of the new President.	Paragraph 4 - In the event of vacancy in the position of President, the Board of Directors shall appoint the temporary substitute, among the other members of the Executive Board of Officers, who shall act until the election and investiture of the new President.	Unchanged
Article 38 - It is incumbent upon the Executive Board of Officers and its members to exercise the management of the Company's business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors.	Article 38 - It is incumbent upon the Executive Board of Officers and its members to exercise the management of the Company's business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors.	Unchanged
Paragraph 1 - The Board of Directors may delegate duties to the Executive Board of Officers, except for those expressly provided for by law and subject to the powers established in such delegations.	Paragraph 1 - The Board of Directors may delegate duties to the Executive Board of Officers, except for those expressly provided for by law and subject to the powers established in such delegations.	Unchanged

Paragraph 2 - The duties of the Executive Board of Officers may be delegated to the other hierarchical bodies of the Company, except for those expressly provided for in the applicable legislation and regulations and subject to the limits provided for in the Company's instruments.	Paragraph 2 - The duties of the Executive Board of Officers may be delegated to the other hierarchical bodies of the Company, except for those expressly provided for in the applicable legislation and regulations and subject to the limits provided for in the Company's instruments.	Unchanged
Article 39 – The Executive Board of Officers is responsible for:	Article 39 – The Executive Board of Officers is responsible for:	Unchanged
I - evaluate and submit to the Board of Directors the deliberative matters within its scope, including:	I - evaluate and submit to the Board of Directors the deliberative matters within its scope, including:	Unchanged
(a) the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multiannual plans;	(a) the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multiannual plans;	Unchanged
(b) the strategic plan, as well as the respective multiannual plans and annual spending and investment programs of the Company with the respective projects;	(b) the strategic plan, as well as the respective multiannual plans and annual spending and investment programs of the Company with the respective projects;	Unchanged
(c) the Company's costing and investment budgets;	(c) the Company's costing and investment budgets;	Unchanged
(d) the performance results of the Company's activities;	(d) the performance results of the Company's activities;	Unchanged
(e) the policies and regulations and other regulations of the Board of Directors;	(e) the policies ~~and regulations~~ and other regulations of the Board of Directors;	Economic effect: None. Legal effect: None. Context: Item 3 (g) of the Agenda. Wording correction in line with the Company's updated internal procedures.
II - take the appropriate measures for the faithful execution of the guidelines and resolutions established by the Board of Directors and the Shareholders' Meeting and, except for the hypotheses of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in the Eletrobras companies;	II - take the appropriate measures for the faithful execution of the guidelines and resolutions established by the Board of Directors and the Shareholders' Meeting and, except for the hypotheses of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in the Eletrobras companies;	Unchanged

III - approve the other policies of Eletrobras companies and Eletrobras standards, and may extend them to subsidiaries;	III - approve the other policies of Eletrobras companies and Eletrobras standards, and may extend them to subsidiaries;	Unchanged
IV - prepare Eletrobras' costing and investment budgets, in line with the strategic plan and with the annual programs and multiannual business and management plans, and monitor their execution;	IV - prepare Eletrobras' costing and investment budgets, in line with the strategic plan and with the annual programs and multiannual business and management plans, and monitor their execution;	Unchanged
V - approve changes in the organizational structure of the Company and its subsidiaries;	V - approve changes in the organizational structure of the Company and its subsidiaries;	Unchanged
VI - approve the creation and extinction of non-statutory Committees and Commissions, linked to the Executive Board of Officers or its members, approving the respective operating rules, attributions and limits of competence for performance;	VI - approve the creation and extinction of non-statutory ~~Committees and~~ Commissions, linked to the Executive Board of Officers or its members, approving the respective operating rules, attributions and limits of competence for performance;	Economic effect: None. Legal effect: None. Context: Item 3 (g) of the Agenda. Wording correction in line with the Company's updated internal procedures.
VII - define its Internal regulations and any changes;	VII - define its Internal regulations and any changes;	Unchanged
VIII - instruct the Company's representatives in the Shareholders' Meetings of its subsidiaries and affiliates and in the associations in which Eletrobras appears as a member, in accordance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines;	VIII - instruct the Company's representatives in the Shareholders' Meetings of its subsidiaries and affiliates and in the associations in which Eletrobras appears as a member, in accordance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines;	Unchanged
IX - deliberate on the matters that may be submitted by the President or by any other Executive Vice President Officer;	IX - deliberate on the matters that may be submitted by the President or by any other Executive Vice President Officer;	Unchanged
X - delegate competence to the Executive Vice President Officers to decide, in isolation, on issues included in the duties of the Executive Board of Officers;	X - delegate competence to the Executive Vice President Officers to decide, in isolation, on issues included in the duties of the Executive Board of Officers;	Unchanged

XI – delegate powers to Executive Vice President Officers and employees to authorize expenses, establishing limits and conditions;	XI – delegate powers to Executive Vice President Officers and employees to authorize expenses, establishing limits and conditions;	Unchanged
XII - define the staffing of the Company’s areas;	XII - define the staffing of the Company’s areas;	Unchanged
XIII - supervise the negotiation process with union entities, as well as propose ediation and collective bargaining agreements;	XIII - supervise the negotiation process with union entities, as well as propose ediation and collective bargaining agreements;	Unchanged
XIV - ensure the implementation of the Company's strategic and multi-annual plans and annual spending and investment programs with their respective projects, respecting the approved budget limits;	XIV - ensure the implementation of the Company's strategic and multi-annual plans and annual spending and investment programs with their respective projects, respecting the approved budget limits;	Unchanged
XV - monitor the sustainability of the business, strategic risks and respective mitigation measures, preparing management reports with management indicators;	XV - monitor the sustainability of the business, strategic risks and respective mitigation measures, preparing management reports with management indicators;	Unchanged
XVI - monitor and control the activities of the companies in which the Company participates, or with which it is associated;	XVI - monitor and control the activities of the companies in which the Company participates, or with which it is associated;	Unchanged
XVII - prepare, in each year, the Management Report, the financial statements, the proposal for the distribution of dividends and the payment of interest on equity and the application of surplus amounts, to be submitted to the Board of Directors, the Fiscal Council and the Audit and Risks Committee, and to the examination and resolution of the Shareholders' Meeting;	XVII - prepare, in each year, the Management Report, the financial statements, the proposal for the distribution of dividends and the payment of interest on equity and the application of surplus amounts, to be submitted to the Board of Directors, the Fiscal Council and the Audit and Risks Committee, and to the examination and resolution of the Shareholders' Meeting;	Unchanged
XVIII - approve the Company’s quarterly financial information;	XVIII - approve the Company’s quarterly financial information;	Unchanged
XIX - approve the commercialization of rights arising from the results of research, development and innovation of its subsidiaries, related to the energy sector;	XIX - approve the commercialization of rights arising from the results of research, development and innovation of its subsidiaries, related to the energy sector;	Unchanged

XX - establishing voting guidance for all Eletrobras subsidiary companies in Meetings of the Electric Energy Trading Chamber - CCEE;	XX - establishing voting guidance for all Eletrobras subsidiary companies in Meetings of the Electric Energy Trading Chamber - CCEE;	Unchanged
XXI - resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies;	XXI - resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the levels established in the ~~Regulation~~ Normative of Authorities of the Eletrobras companies	Economic effect: None. Legal effect: None. Context: Item 3 (g) of the Agenda. Wording correction in line with the Company's updated internal procedures.
XXII - supervise and monitor business companies, including Special Purpose Entities -SPEs, in which it holds equity interest, with regard to governance practices, results presented and control, proportional to the relevance, materiality and risks of the business;	XXII - supervise and monitor business companies, including Special Purpose Entities -SPEs, in which it holds equity interest, with regard to governance practices, results presented and control, proportional to the relevance, materiality and risks of the business;	Unchanged
XXIII - evaluate the results of its business and monitor the sustainability of its business activities, strategic risks and respective mitigation measures, preparing management reports with management indicators;	XXIII - evaluate the results of its business and monitor the sustainability of its business activities, strategic risks and respective mitigation measures, preparing management reports with management indicators;	Unchanged
XXIV - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies' Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies' Regulations of Authorities, and also considering the Company's social responsibilities, as provided in paragraph 4 of article 154 of the Brazilian Corporations Law;	XXIV - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies' Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies' ~~Regulations~~ Normative of Authorities, and also considering the Company's social responsibilities, as provided in paragraph 4 of article 154 of the Brazilian Corporations Law;	Economic effect: None. Legal effect: None. Context: Item 3 (g) of the Agenda. Wording correction in line with the Company's updated internal procedures.

XXV - approve Eletrobras' appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of subsidiaries to administrative and fiscal bodies of its investees, associations and foundations, in accordance with the scope defined in internal regulations prepared by Eletrobras; and

XXV - approve Eletrobras' appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of subsidiaries to administrative and fiscal bodies of its investees, associations and foundations, in accordance with the scope defined in internal regulations prepared by Eletrobras; ~~and~~

Economic effect: None. Legal effect: None. Context: Exclusion of “and” due to the inclusion of new subsections.
XXVI - resolve on amendments to shareholders' agreements to be signed by Eletrobras and its subsidiaries, when they do not involve aspects related to Article 118 of Law 6,404/1976.	XXVI - resolve on amendments to shareholders' agreements to be signed by Eletrobras and its subsidiaries, when they do not involve aspects related to Article 118 of ~~Law 6,404/1976~~ Brazilian Corporations Law.	Economic effect: None. Legal effect: None. Context: Item 4 of the Agenda. Wording adjustment to use a defined term.
No correspondence	XXVII - resolve on the creation and extinction of non-profit entities and on the entry and exit of Eletrobras from the membership of these entities, in compliance with the strategic guidelines established by the Board of Directors; and	Economic effect: None. Legal effect: None. Context: Item 3 (g) of the Agenda. Clarify the role of the Executive Board of Officers based on the Company’s updated internal procedures.
No correspondence	XXVIII - approve the creation, in the country and abroad, of subsidiaries, agencies, branches and offices, in compliance with the strategic guidelines established by the Board of Directors.	Economic effect: None. Legal effect: None. Context: Item 3 (g) of the Agenda. Clarify the role of the Executive Board of Officers based on the Company’s updated internal procedures.
CHAPTER VII - Duties of the Executive President and the Executive Vice-President Officers	CHAPTER VII - Duties of the Executive President and the Executive Vice-President Officers	Unchanged
Article 40 - It is incumbent upon the President of the Company, without prejudice to other activities attributed to them by the Board of Directors:	Article 40 - It is incumbent upon the President of the Company, without prejudice to other activities attributed to them by the Board of Directors:	Unchanged
I - to call, chair and coordinate the work of the meetings of the Executive Board of Officers;	I - to call, chair and coordinate the work of the meetings of the Executive Board of Officers;	Unchanged
II - to propose to the Board of Directors the appointment of the Executive Vice-Presidents and, when applicable, the members of the subsidiaries' board of officers;	II - to propose to the Board of Directors the appointment of the Executive Vice-Presidents and, when applicable, the members of the subsidiaries' board of officers;	Unchanged

III - to provide information to the Board of Directors and the Fiscal Council of the Company;	III - to provide information to the Board of Directors and the Fiscal Council of the Company;	Unchanged
IV - to promote the formulation, management and monitoring of strategic planning and the multiannual and annual business and management plans of Eletrobras, as well as to supervise their preparation and execution;	IV - to promote the formulation, management and monitoring of strategic planning and the multiannual and annual business and management plans of Eletrobras, as well as to supervise their preparation and execution;	Unchanged
V - to represent Eletrobras, judicially or extrajudicially, or before other companies and the general public, and may delegate such duties to any Executive Vice President Officer, as well as appoint representatives, attorneys-in-fact, agents or proxies, always specifying, in a specific instrument, the extent of the delegated power;	V - to represent Eletrobras, judicially or extrajudicially, or before other companies and the general public, and may delegate such duties to any Executive Vice President Officer, as well as appoint representatives, attorneys-in-fact, agents or proxies, always specifying, in a specific instrument, the extent of the delegated power;	Unchanged
VI - together with another Executive Vice President Officer, move the financial resources of Eletrobras and sign acts and contracts, and this option may be delegated to the other Executive Vice President Officers and to attorneys-in-fact or employees of Eletrobras, in accordance with the scope defined by the Executive Board of Officer; and	VI - together with another Executive Vice President Officer, move the financial resources of Eletrobras and sign acts and contracts, and this option may be delegated to the other Executive Vice President Officers and to attorneys-in-fact or employees of Eletrobras, ~~in accordance with the scope defined by the Executive Board of Officer~~; and	Economic effect: None. Legal effect: None. Context: Item 3 (h) of the Agenda. Wording improvement, without changing the content.
VII - coordinate the activities of the members of the Executive Board of Officer.	VII - coordinate the activities of the members of the Executive Board of Officer.	Unchanged
Article 41 - The duties of the other Executive Vice-President Officers are, without prejudice to other activities assigned to them by the Board of Directors:	Article 41 - The duties of the other Executive Vice-President Officers are, without prejudice to other activities assigned to them by the Board of Directors:	Unchanged

I - manage, supervise and evaluate the performance of the activities of the areas under its direct responsibility, as well as perform management acts related to these activities, being able to set value limits for delegation of the practice of these acts, respecting the corporate rules approved by the Executive Board of Officer;	I - manage, supervise and evaluate the performance of the activities of the areas under its direct responsibility, as well as perform management acts related to these activities, being able to set value limits for delegation of the practice of these acts, respecting the corporate rules approved by the Executive Board of Officer;	Unchanged
II - participate in the meetings of the Executive Board, report the proposals for resolutions under its management and report the technical and operational activities of the wholly-owned subsidiaries and companies in which the Company participates or with which it is associated;	II - participate in the meetings of the Executive Board, report the proposals for resolutions under its management and report the technical and operational activities of the wholly-owned subsidiaries and companies in which the Company participates or with which it is associated;	Unchanged
III - comply with and enforce the general orientation of the company's business established by the Board of Directors in the management of its specific area of operation;	III - comply with and enforce the general orientation of the company's business established by the Board of Directors in the management of its specific area of operation;	Unchanged
IV - designate employees for missions abroad; and	IV - designate employees for missions abroad; and	Unchanged
V - approve admissions, dismissals and promotions for leadership positions in the areas under their direct reporting.	V - approve admissions, dismissals and promotions for leadership positions in the areas under their direct reporting.	Unchanged
Article 42 - The Executive Vice President Officer who is assigned the function of Investor Relations, is responsible for representing the Company before the CVM and other entities of the capital market and stock exchanges, national and foreign, in which the Company has securities admitted to trading, in addition to enforcing the regulatory rules applicable to the Company regarding the records maintained with the CVM and with the regulatory bodies and stock exchanges in which the Company has securities admitted to trading.	Article 42 - The Executive Vice President Officer who is assigned the function of Investor Relations, is responsible for representing the Company before the CVM and other entities of the capital market and stock exchanges, national and foreign, in which the Company has securities admitted to trading, in addition to enforcing the regulatory rules applicable to the Company regarding the records maintained with the CVM and with the regulatory bodies and stock exchanges in which the Company has securities admitted to trading.	Unchanged
CHAPTER VIII – The Fiscal Council	CHAPTER VIII – The Fiscal Council	Unchanged

Article 43 - The Fiscal Council, of non-permanent operation, when installed by the Shareholders' Meeting, in the form of the law, shall consist of three (3) to five (5) members and their respective alternates, elected by the Shareholders' Meeting, all residing in the Country, who shall hold their positions until the first annual Shareholders' Meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Bylaws and, as applicable, in the Company's internal regulations that provide for indications of administrators and fiscal directors.	Article 43 - The Fiscal Council, of non-permanent operation, when installed by the Shareholders' Meeting, in the form of the law, shall consist of three (3) to five (5) members and their respective alternates, elected by the Shareholders' Meeting, all residing in the Country, who shall hold their positions until the first annual Shareholders' Meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Bylaws and, as applicable, in the Company's internal regulations that provide for indications of administrators and fiscal directors.	Unchanged
Paragraph 1 - The holders of preferred shares without voting rights, or with restricted vote, shall have the right to elect, in a separate vote, one (1) member and respective alternate.	Paragraph 1 - The holders of preferred shares without voting rights, or with restricted vote, shall have the right to elect, in a separate vote, one (1) member and respective alternate.	Unchanged
Paragraph 2 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate.	Paragraph 2 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate.	Unchanged
Paragraph 3 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express their adherence and commitment to comply with the Eletrobras Code of Conduct and other internal regulations issued by the Company.	Paragraph 3 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express their adherence and commitment to comply with the Eletrobras Code of Conduct and other internal regulations issued by the Company.	Unchanged

No correspondence	Paragraph 4 - The members of the Fiscal Council shall be subject to the prohibitions, impediments and other provisions set out in Paragraphs 1 to 4 of Article 22 of these Bylaws.

Economic effect: None.

Legal effect: None.

Context: Item 2 (c) of the Agenda. To provide shareholders with greater transparency on the prohibitions and impediments applicable to the positions of fiscal advisors.

Article 44 - The remuneration of the members of the Fiscal Council, in addition to the mandatory reimbursement of the expenses of locomotion, food and stay necessary for the performance of the function, will be fixed annually by the Shareholders' Meeting, observing the minimum limit established in the Brazilian Corporations Law.	Article 44 - The remuneration of the members of the Fiscal Council, in addition to the mandatory reimbursement of the expenses of locomotion, food and stay necessary for the performance of the function, will be fixed annually by the Shareholders' Meeting, observing the minimum limit established in the Brazilian Corporations Law.	Unchanged
Article 45 - It is incumbent upon the Fiscal Council, without prejudice to other duties conferred on it by virtue of legal provision or by determination of the Shareholders' Meeting:	Article 45 - It is incumbent upon the Fiscal Council, without prejudice to other duties conferred on it by virtue of legal provision or by determination of the Shareholders' Meeting:	Unchanged
I - supervise, by any of its members, the acts of the administrators and verify the fulfillment of their legal and statutory duties;	I - supervise, by any of its members, the acts of the administrators and verify the fulfillment of their legal and statutory duties;	Unchanged
II - give an opinion on the annual report of the administration, stating in its opinion the additional information it deems necessary or useful for the resolution of the Shareholders' Meeting;	II - give an opinion on the annual report of the administration, stating in its opinion the additional information it deems necessary or useful for the resolution of the Shareholders' Meeting;	Unchanged
III - give an opinion on the proposals of the administrators, to be submitted to the Shareholders' Meeting, regarding the modification of the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off of the Company;	III - give an opinion on the proposals of the administrators, to be submitted to the Shareholders' Meeting, regarding the modification of the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off of the Company;	Unchanged

IV - report, by any of its members, to the management bodies and, if these do not take the necessary measures to protect the interests of the Company, to the Shareholders' Meeting, the errors, frauds or crimes they discover, and suggest useful measures to the Company;	IV - report, by any of its members, to the management bodies and, if these do not take the necessary measures to protect the interests of the Company, to the Shareholders' Meeting, the errors, frauds or crimes they discover, and suggest useful measures to the Company;	Unchanged
V - convene the Annual Shareholders' Meeting if the administrators delay for more than one month, and the Extraordinary whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they consider necessary;	V - convene the Annual Shareholders' Meeting if the administrators delay for more than one month, and the Extraordinary whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they consider necessary;	Unchanged
VI - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Executive Board of Board of Officer;	VI - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Executive Board of Board of Officer;	Unchanged
VII - examine the financial statements for the fiscal year and give an opinion on them;	VII - examine the financial statements for the fiscal year and give an opinion on them;	Unchanged
VIII - approve its internal Regulations and any amendments;	VIII - approve its internal Regulations and any amendments;	Unchanged
IX - monitor the equity, financial and budgetary execution, being able to examine books, any other documents and request information;	IX - monitor the equity, financial and budgetary execution, being able to examine books, any other documents and request information;	Unchanged
X - exercise the attributions in items I to VIII during any liquidation of the Company; and	X - exercise the attributions in items I to VIII during any liquidation of the Company~~; and~~ X - exercer as atribuições dos incisos I a VIII durante eventual liquidação da Companhia~~; e~~.	Economic effect: None. Legal effect: None. Context: Deletion of “e” due to the deletion of the following item.

XI - perform the annual self-assessment of its performance.	~~XI - perform the annual self-assessment of its performance.~~

Economic effect: None.

Legal effect: None.

Context: item 3 (i) of the Agenda. Alignment with market practices, leaving it up to the Fiscal Council itself to decide whether or not to carry out a performance assessment.

Sole paragraph - The members of the Fiscal Council shall participate, obligatorily, in the meetings of the Board of Directors in which the matters referred to in items II, III and VII of this Article must be considered.	Sole paragraph - The members of the Fiscal Council shall participate, obligatorily, in the meetings of the Board of Directors in which the matters referred to in items II, III and VII of this Article must be considered.	Unchanged
Article 46 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever called, in accordance with its Internal Regulations.	Article 46 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever called, in accordance with its Internal Regulations.	Unchanged
Sole paragraph - It is incumbent upon the Fiscal Council to elect its President, under the terms of its Internal Regulations.	Sole paragraph - It is incumbent upon the Fiscal Council to elect its President, under the terms of its Internal Regulations.	Unchanged
CAPÍTULO IX - Internal Audit, Integrity, Compliance, Internal Control, Corporate Risks and Manifestation Handling	CAPÍTULO IX - Internal Audit, Integrity, Compliance, Internal Control, Corporate Risks and Manifestation Handling	Unchanged
Article 47 - The Company will have an Internal Audit, linked directly to the Board of Directors, whose activities are reported directly to the Board of Directors, or through the Audit and Risks Committee.	Article 47 - The Company will have an Internal Audit, linked directly to the Board of Directors, whose activities are reported directly to the Board of Directors, or through the Audit and Risks Committee.	Unchanged
Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, as well as advising the Board of Directors, the Audit and Risks Committee, the Executive Board of Officer and the Fiscal Council.	Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, as well as advising the Board of Directors, the Audit and Risks Committee, the Executive Board of Officer and the Fiscal Council.	Unchanged
Paragraph 2 - The holder of the Internal Audit shall be appointed and dismissed by the Board of Directors.	Paragraph 2 - The holder of the Internal Audit shall be appointed and dismissed by the Board of Directors.	Unchanged

Article 48 - The Company will have an area with responsibility to perform Integrity, Compliance, Internal Controls, Corporate Risks and Manifestation Handling functions, observing qualifications and independence in accordance with current legislation.	Article 48 - The Company will have an area with responsibility to perform Integrity, Compliance, Internal Controls, Corporate Risks and Manifestation Handling functions, observing qualifications and independence in accordance with current legislation.	Unchanged
CHAPTER X - Fiscal Year and Financial Statement	CHAPTER X - Fiscal Year and Financial Statements	Economic effect: None. Legal effect: None. Context: Item 3 (j) of the Agenda. Grammatical correction to the wording to adjust the plural title.
Article 49 - The fiscal year shall coincide with the calendar year, beginning on January 1st and ending on December 31st of each year, and shall comply with the provisions of these Bylaws and the applicable legislation.	Article 49 - The fiscal year shall coincide with the calendar year, beginning on January 1st and ending on December 31st of each year, and shall comply with the provisions of these Bylaws and the applicable legislation.	Unchanged
Paragraph 1 - In each fiscal year, it will be mandatory to distribute a dividend of not less than twenty-five percent (25%) of the net income, adjusted under the terms of the Law, subject to the rules of the Company's Dividend Distribution Policy.	Paragraph 1 - In each fiscal year, it will be mandatory to distribute a dividend of not less than twenty-five percent (25%) of the net income, adjusted under the terms of the Law, subject to the rules of the Company's Dividend Distribution Policy.	Unchanged
Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to article 9, paragraph 7, of Law No. 9,249 of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares and to the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by Eletrobras for all legal purposes.	Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to article 9, paragraph 7, of Law No. 9,249 of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares and to the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by Eletrobras for all legal purposes.	Unchanged

Article 50 - After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will be, upon proposal of the Management, submitted to the resolution of the Shareholders' Meeting, observing the following allocation:	Article 50 - After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will be, upon proposal of the Management, submitted to the resolution of the Shareholders' Meeting, observing the following allocation:	Unchanged
I - at least twenty-five percent (25%) of the balance of net income for the year, obtained after the deduction the legal reserve referred to in the caput of this article, will be distributed as dividend to all shareholders of the Company, pursuant to paragraph 1 of article 49;	I - at least twenty-five percent (25%) of the balance of net income for the year, obtained after the deduction the legal reserve referred to in the caput of this article, will be distributed as dividend to all shareholders of the Company, pursuant to paragraph 1 of article 49;	Unchanged
II - up to seventy-five percent (75%) of the net income for the year will be allocated to the investment reserve, in order to ensure the maintenance and development of the activities that make up the Company's corporate purpose, whose accumulated balance may not exceed seventy-five percent (75%) of the paid-in capital stock.	II - up to seventy-five percent (75%) of the net income for the year will be allocated to the investment reserve, in order to ensure the maintenance and development of the activities that make up the Company's corporate purpose, whose accumulated balance may not exceed seventy-five percent (75%) of the paid-in capital stock.	Unchanged
Article 51 - The Board of Directors, at the proposal of the Executive Board of Officer, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the profit account calculated in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or intermediate balance sheet.	Article 51 - The Board of Directors, at the proposal of the Executive Board of Officer, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the profit account calculated in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or intermediate balance sheet.	Unchanged
Article 52 - Dividends and interest on equity will be paid at the times and places indicated by the Executive Board of Officer, reverting to Eletrobras those that are not claimed within three (3) years after the date of commencement of payment.	Article 52 - Dividends and interest on equity will be paid at the times and places indicated by the Executive Board of Officer, reverting to Eletrobras those that are not claimed within three (3) years after the date of commencement of payment.	Unchanged

CHAPTER XI – Transitional provision	CHAPTER XI – Transitional provisions	Economic effect: None. Legal effect: None. Context: Item 3 (k) of the Agenda. Grammatical correction to the wording to adjust the plural title, considering the inclusion of the new article 54.
Article 53 - Notwithstanding the extinction of the seat on the Board of Directors occupied by a representative of the Company's employees, as approved by the Company's shareholders at the 186th Extraordinary General Meeting held on April 17, 2023, the member elected for the respective position shall remain in office until the end of his respective term of office, that is, until the Annual Shareholders Meeting to be held in 2024, as approved at the 182nd Extraordinary General Meeting of the Company.

Article 53 - ~~Notwithstanding the extinction of the seat on the Board of Directors occupied by a representative of the Company's employees, as approved by the Company's shareholders at the 186th Extraordinary General Meeting held on April 17, 2023, the member elected for the respective position shall remain in office until the end of his respective term of office, that is, until the Annual Shareholders Meeting to be held in 2024, as approved at the 182nd Extraordinary General Meeting of the Company~~

The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to the provisions dealing with requirements and impediments to investiture contained in article 22, paragraph 1, items IV and V of paragraph 2, paragraph 3 and paragraph 4, and article 43, paragraph 4, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting.

Economic effect: None.

Legal effect: Definition of when the provisions dealing with the requirements and impediments to investiture contained in article 22, §1, items IV and V of §2, §3 and §4, and article 43, §4, now proposed, take effect.

Context: Item 2 (d) of the Agenda. The current wording of article 53 mentions an event that has already occurred, which makes the provision useless. The proposed wording seeks to establish, in a transparent manner, that the new rules on investiture will only apply from the 2025 Annual General Meeting, ensuring transparency for shareholders of the new requirements and impediments to investiture in the transition that will take place.

No correspondence	Article 54 - The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to article 28, caput, which provides for the increase in the number of members of the Board of Directors, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting.

Economic effect: None.

Legal effect: Definition of when the provisions dealing with the increase in the number of members of the Board of Directors, contained in article 28, caput, now proposed, take effect.

Context: Item 3 (k) of the Agenda. The proposed wording seeks to establish, in a transparent manner, that the increase in the number of members of the Board of Directors will only be applicable as of the 2025 Annual General Meeting, ensuring transparency for shareholders in the transition that will take place.

BYLAWS OF

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

CHAPTER I

Corporate Name, Duration, Headquarters and Corporate Purpose of the Company

Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company” or “Eletrobras”) is a publicly-held company, with an indefinite term and governed by these Bylaws (“Bylaws”) and the applicable legal provisions.

Sole paragraph - With the entry of Eletrobras into the special listing segment called Level 1, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), Eletrobras, its shareholders, administrators and members of the Fiscal Council are subject to the provisions of the B3 Level 1 Listing Regulation (“Level 1 Regulation”).

Article 2 - Eletrobras has its headquarters and venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, in the country and abroad, branches, agencies, affiliates and offices.

Sole paragraph - Eletrobras will exercise effective influence on the management of its subsidiaries, including through the definition of administrative, financial, technical and accounting guidelines.

Article 3 - Eletrobras has as its corporate purpose:

I - carry out studies, projects, construction and operation of power plants and electricity transmission and distribution lines, as well as the execution of entrepreneurial acts resulting from these activities, such as the sale of electricity, including retail power trading; and

II - promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks.

Paragraph 1 - Eletrobras may carry out the activities contained in its corporate purpose through controlled companies (“subsidiaries”), joint ventures and invested companies, being allowed the constitution of new companies, including through association with or without power of control, and the acquisition of shares or capital shares of other companies.

Paragraph 2 - The Company may develop other activities related or complementary to its corporate purpose.

Paragraph 3 - Eletrobras shall take all reasonable steps to ensure that its administrators, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, administrators, agents, employees and any other persons acting on their behalf proceed in accordance with the provisions of the Eletrobras Code of Conduct, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. paragraph 78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti-corruption legislation.

Paragraph 4 - Eletrobras shall guide the Conduct of its business, operations, investments and interactions based on the principles of transparency, corporate responsibility, accountability and sustainable development.

CHAPTER ll

Capital, Shares and Shareholders

Article 4 - The capital stock is seventy billion, ninety-nine million, eight hundred and twenty-five thousand, six hundred and twenty Brazilian reais and seventy-nine cents (BRL 70,099.825.620,79) divided into two billion, twenty-seven million, eleven thousand four hundred and ninety-eight (2,027,011,498) common shares, one hundred and forty-six thousand, nine hundred and twenty (146,920) class "A" preferred shares, two hundred seventy-nine million, nine hundred forty-one thousand, three hundred ninety three (279,941,393) preferred shares of class “B” and one (1) special class preferred share exclusively held by the Federal Government, all without par value.

Paragraph 1 - The shares of Eletrobras shall be:

I - common, in nominative form, with the right to one vote per share;

II - classes “A” and “B” preferred, in the nominative form, without the right to vote at the Shareholders’ Meetings, except for legal cases; and

lll - 1 (one) special class preferred share, held exclusively by the Federal Government, without the right to vote at the Shareholders’ Meetings, except for the right of veto established in paragraph 3 of article 11 of these Bylaws.

Paragraph 2 - The shares of both types may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution contracted for this purpose.

Paragraph 3 - Whenever there is a transfer of ownership of shares, the depositary financial institution may charge, from the selling shareholder, the cost related to the service of such transfer, subject to the maximum limits set by the Brazilian Securities and Exchange Commission – CVM.

Paragraph 4 - The voting rights of common shares at Shareholders’ Meetings shall be applied in compliance with the limits set forth in these Bylaws.

Article 5 - Eletrobras is authorized to increase its capital up to the limit of one hundred billion Brazilian reais (BRL 100,000,000,000.00), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares.

Paragraph 1 - The Board of Directors shall establish the conditions of issue, subscription, form and term of Payment, price per share, form of placement (public or private) and its distribution in the country or abroad.

Paragraph 2 - At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive Rights or with reduction of the term referred to in article 171, paragraph 4 of Law 6,404/1976, as amended (“Brazilian Corporations Law”), whose placement is made through sale on the stock Exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders’ Meeting, under the terms established by law.

Article 6 - It is forbidden for any shareholder or group of Shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, regardless of its participation in the capital.

Sole paragraph - If the preferred shares issued by Eletrobras confer voting Rights under the terms of article 111, paragraph 1, of Brazilian Corporations Law, the limitation contained in the caput of this article 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the caput of this article.

Article 7 - It is forbidden to enter into shareholders’ agreements that aims to regulate the exercise of the right to vote in a number greater than that corresponding to the percentage of ten percent (10%) of the total number of shares in which the voting capital of Eletrobras is divided, including in the case described in article 6, sole paragraph.

Paragraph 1 - The Company will not file a shareholders' agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws.

Paragraph 2 - The chairman of the Eletrobras meeting shall not count votes cast in disagreement with the rules stipulated in articles 6 and 7 of these Bylaws, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 3 of article 11 of these Bylaws.

Article 8 - For the purposes of these Bylaws, two or more shareholders of the Company shall be considered as a group of shareholders:

I - That are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control;

II - If one is, directly or indirectly, a controlling shareholder or controlling company of the other or others;

III - Which are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; or

IV - Companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or enterprise with the same administrators or managers, or whose administrators or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not.

Paragraph 1 - In the case of investment funds with a common administrator or manager, shall be considered as a group of shareholders only those whose investment policy and exercise of votes at shareholders' meetings, under the terms of the respective regulations, are responsibility of the administrator or manager, as the case may be, on a discretionary basis.

Paragraph 2 - In addition to the provisions of the caput and preceding paragraph of this article, any shareholders represented by the same agent, administrator or representative in any capacity shall be considered parts of the same group of shareholders, except in the case of holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depository bank, provided that they do not fall within any of the other cases provided for in the caput or in paragraph 1 of this article.

Paragraph 3 - In the case of shareholders' agreements that deal with the exercise of the right to vote, all its signatories will be considered, in the form of this article, as members of a group of shareholders, for the purpose of applying the limitation on the number of votes referred to in articles 6 and 7.

Paragraph 4 - The shareholders must keep Eletrobras informed about their membership in a group of shareholders under the terms of these Bylaws, if such group of shareholders holds, in total, shares representing ten percent (10%) or more of the voting capital of Eletrobras.

Paragraph 5 - The members of the board of the shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a shareholder to a group of shareholders that may hold ten percent (10%) or more of the voting capital of Eletrobras.

Article 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed thirty percent (30%) of the voting capital of Eletrobras and that does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least one hundred percent (100%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System of Settlement and Custody - SELIC.

Sole paragraph - The obligation to make a public offer of acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after reduction, its participation will increase and exceed the percentage of thirty percent (30%) of the voting capital of the Company.

Article 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed fifty percent (50%) of the voting capital of Eletrobras and does not return to a level below such percentage within one hundred and twenty (120) days shall make a public offer for the acquisition of all other common shares, for an amount at least two hundred percent (200%) higher than the highest price of the respective shares in the last five hundred and four (504) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.

Sole paragraph - The obligation to make a public offer for acquisition, under the terms of the caput, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after the Offer, its participation increases and exceeds the percentage of fifty percent (50%) of the voting capital of the Company.

Article 11 - The preferred shares cannot be converted into common shares and, in the case of classes "A" and "B", will have priority in reimbursement of capital and distribution of dividends.

Paragraph 1 - The preferred shares of class “A”, which are those subscribed until June 23, 1969, and those resulting from bonuses attributed to them, will have priority in the distribution of dividends, which will be levied at the rate of eight percent per year on the capital belonging to this type and class of shares, to be apportioned equally among them.

Paragraph 2 - The preferred shares of class “B”, which are those subscribed as of June 23, 1969, will have priority in the distribution of dividends, which will be levied at the rate of 6% (six percent) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally among them.

Paragraph 3 - The special class preferred share, exclusively owned by the Federal Government, created based on article 3, item III, subparagraph 'c', of Law No. 14,182, of 2021, with article 17, paragraph 7, of Brazilian Corporations Law, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Bylaws for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in articles 6 and 7 of these Bylaws.

Paragraph 4 - Class "A" and class "B" preferred shares will participate, on equal terms, with the common shares and the special class preferred share in the distribution of dividends, after they are guaranteed the lowest of the minimum dividends provided for in paragraphs 1 and 2, subject to the provisions of paragraph 5.

Paragraph 5 - Class “A” and class “B” preferred shares shall be entitled to receive a dividend, for each share, at least ten percent (10%) greater than that attributed to each common share.

Article 12 - The capital increases of Eletrobras will be carried out through public or private subscription and incorporation of reserves, capitalizing Resources through the modalities admitted by law.

Sole paragraph - In capital increases, preference will be assured to all Eletrobras shareholders, in proportion to their shareholding, except in the case of paragraph 2 of Article 5.

Article 13 - The payment of shares shall comply with the rules and conditions established by the Board of Directors.

Sole paragraph - The shareholder who does not make the payment in accordance with the rules and conditions referred to in this article shall be in full right constituted in arrears, applying monetary restatement, interest of twelve percent per year and a fine of ten percent on the amount of the installment due.

Article 14 - Eletrobras may issue non-convertible securities and debentures.

Article 15 - Eletrobras, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal reserve, subject to the applicable legal and regulatory provisions.

Article 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary General Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization.

CHAPTER III

The Shareholders’ Meeting

Article 17 - The Annual Shareholders’ Meeting shall be held within the first four (4) months following the end of the fiscal year, on a day and time previously fixed, to:

I - take the management accounts, examine, discuss and vote on the financial statements;

II - resolve on the allocation of net income for the year and the distribution of dividends;

III - elect the members of the Board of Directors and the Fiscal Council;

IV - establish the individual amount of the remuneration of the members of the Fiscal Council, subject to the applicable legislation; and

V - establish the annual global amount of the remuneration of the administrators and members of the Advisory Committees to the Board of Directors.

Article 18 - In addition to the matters provided for in the Brazilian Corporations Law, the Shareholders’ Meeting shall deliberate on matters submitted to it by the Board of Directors and other matters within its competence.

Paragraph 1 - The Shareholders’ Meeting shall meet in person or digital formats, or partially digital, according to the legislation in force, and shall only resolve on matters on the agenda, contained in the respective call notice, and the approval of matters under generic rubric is prohibited.

Paragraph 2 - The resolutions of the Meeting shall be taken by majority vote, except for those that require a qualified quorum, with the vote of each shareholder proportional to its shareholding in the Company's capital, respecting the limit corresponding to ten percent (10%) of the voting capital for the vote of each shareholder and group of shareholders, pursuant to articles 6 and 7 of these Bylaws.

Paragraph 3 - For the purposes of verifying the quorum for approval of a resolution, the calculation of the total number of possible votes shall consider the limitation of votes provided for in paragraph 2 of this article.

Paragraph 4 - The resolutions of the Meeting shall be recorded in the minute book, and may be drawn up in summary form.

Paragraph 5 - Explanations of vote may be recorded, if the shareholder or its representatives so wishes.

Paragraph 6 - The abstention from voting, when it occurs must be included in the minutes and the disclosure document of the Meeting.

Paragraph 7 - The board that will direct the work of the Shareholders’ Meeting will be chaired by the Chairman of the Board of Directors, or by a substitute chosen by the said management body, and the chairman of the board is responsible for the appointment of the secretary.

Article 19 - The shareholder may be represented by a power of attorney at the Shareholders’ Meetings, pursuant to article 126, paragraph 1 of Brazilian Corporations Law.

Paragraph 1 - The documents proving the condition of shareholder and its representation must be delivered according to the call notice.

Paragraph 2 - All shareholders who comply with the requirements set forth in the call notice shall be admitted to the Shareholders’ Meeting.

Paragraph 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of American Depositary Receipts (ADR) is waived, and the instrument of representation must be deposited in timely manner at the headquarters of Eletrobras.

CHAPTER IV

Management

Article 20 - The Management of Eletrobras, in the form of these Bylaws and the governing legislation, is the responsibility of the Board of Directors and the Executive Board of Officers.

Article 21 - The exercise of the positions of members of the Eletrobras Management, resident or not in the country, is private to individuals, and the management Guarantee may be required for any position of administrator.

Sole paragraph - The minutes of the Shareholders’ Meetings or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall contain the qualification of each of the elected members and the term of office and, when the law, these Bylaws, policies and standards of Eletrobras require certain requirements for the investiture in the position of management of Eletrobras, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office.

Article 22 - The investiture in the management position of Eletrobras shall comply with the requirements and impediments imposed by legislation, by these Bylaws and, as applicable, by the internal regulations of the Company that provide for indications of administrators and fiscal directors.

Paragraph 1 - Only persons with an unblemished reputation, professional knowledge and experience appropriate to the position and effective availability of time to devote to the duties may be elected to the Board of Directors.

Paragraph 2 - Due to absolute incompatibility, the investiture of the Board of Directors and Executive Board of Officers is prohibited:

I - representative of the regulatory body to which the Company is subject, of Minister of State, Secretary of State, Municipal Secretary, holder of a position, without a permanent link with the public service, of a special nature or of direction and superior advice in the public administration, of statutory leader of a political party and a holder of a mandate in the Legislative Branch of any entity of the federation, even if licensed from the position;

II - of a person who has acted, in the last thirty-six (36) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and carrying out of an electoral campaign;

III - of a person who holds a position in a union organization.

IV – of a person who has been declared ineligible by a competent public body or authority to hold a commissioned position or a position of trust within the Public Administration, for as long as the period of ineligibility persists;

V – of a person who already serves on 4 (four) or more boards of directors of publicly-held companies not controlled by Eletrobras, with this threshold reduced to 2 (two) or more if the person is the chairman of the board of directors of a publicly-held company not controlled by Eletrobras, and to 1 (one) or more if the person is an executive officer of another publicly-held company not controlled by Eletrobras.

Paragraph 3 - Unless waived by the General Shareholders' Meeting on the grounds of prior justification forwarded to the Company by the shareholder or group of shareholders responsible for the nomination, which is conflicted to vote on the waiver request, persons may not be elected to the Board of Directors if they:

I - hold positions in a company that may be considered a competitor of the Company or its subsidiaries, the Company itself being responsible for evaluating and identifying its competing agents; or

II - have or represent a conflicting interest with that of the Company or its subsidiaries.

Paragraph 4 - For the purposes of item II of Paragraph 3 of Article 22, a person who has an employment relationship with the Company or its subsidiaries, or who is the spouse, partner or relative up to the 2nd degree of an employee of Eletrobras or its subsidiaries, shall be presumed to have a conflicting interest.

Paragraph 5 - The shareholder who nominates a candidate to be a member of the Eletrobras Board of Directors must inform the Company that the candidate meets all the investment requirements, in addition to reporting the other activities and positions, boards and committees that he or she is a member of, including the position of chairman of the board of directors and executive positions in corporations.

Paragraph 6 - Legal and integrity requirements of the managers must be analyzed by the People and Governance Committee.

Paragraph 7 - The administrators and members of statutory committees will be invested in their positions by signing a term of investiture made available by the Company, within a maximum period of up to thirty (30) days, counted from the election, which will include the submission of the sworn-in to the Eletrobras Code of Conduct and other internal regulations issued by the Company.

Paragraph 8 - If the term of investiture is not signed within thirty (30) days after the election, it will become null and void, unless justified by the management body for which it has been elected.

Paragraph 9 - The instrument of investiture must contain, under penalty of nullity, the indication of at least one domicile in which the administrator or external member of the statutory committee will receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which will be considered fulfilled upon delivery to the indicated domicile, which can only be changed by written communication to Eletrobras.

Paragraph 10 - The investiture of the Director residing or domiciled abroad is subject to the constitution of a representative residing in the Country, with powers to receive service of process in actions against him/her proposed based on Brazilian Corporations Law, by means of a power of attorney with an expiration date that must extend for at least three (3) years after the expiration of the Director's term of office.

Paragraph 11 - When taking office, the administrator must subscribe to the Administrators’ Term of Consent, in accordance with the Provisions of the Level 1 Regulation, and observe the other applicable legal requirements.

Paragraph 12 - A vote cast by a shareholder for the election of a member of the Board of Directors that does not meet the requirements of this article shall be considered abusive for the purposes of article 115 of Brazilian Corporations Law.

Article 23 - It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to article 156 of Brazilian Corporations Law, and the accumulation of the positions of chairman of the board of directors and chief executive officer or executive of the Company by the same person is also prohibited.

Sole paragraph - The administrator who is conflicted in relation to the topic to be discussed must previously express his conflict of interest or private interest, withdraw from the meeting, refrain from discussing the topic and request registration in the minutes of his absence in the conclave.

Article 24 - The term of office of the members of the Board of Directors and the Executive Board of Officers shall be extended until the effective investiture of the new members.

Article 25 - The Board of Directors and the Executive Board of Officers shall deliberate with the presence of the majority of its members and its resolutions shall be taken, respectively, by the vote of the majority of the directors or officers present, except in the cases of qualified quorum established in article 26 of these Bylaws.

Paragraph 1 - The minutes of the meeting of each management body shall be clearly written and record the resolutions taken, which may be drawn up in summary form, in addition to the persons present, the divergent votes and abstentions from voting, and shall be signed by all members present physically, remotely and electronically.

Paragraph 2 - The minutes of the meetings of the Board of Directors that contain a resolution intended to produce effects before third parties shall be filed in the Registry of Commerce and published.

Paragraph 3 - The Board of Directors shall meet, ordinarily, once a month, and the Executive Board of Officers, four times a month, permitting in person, digital and hybrid formats, the vote between absent and any other means that enable the authentic and reliable registration of the expression of will of its members, in the form and conditions provided for in their respective Internal Regulations.

Paragraph 4 - It is incumbent upon the respective Chairmen, or the majority of the members of each body of Eletrobras’ management, to call the meetings of the Board of Directors and the Executive Board of Officers.

Paragraph 5 - In the resolutions of the Board of Directors and resolutions of the Executive Board of Officers, the respective Chairmen will have, in addition to the personal vote, the tiebreaker.

Paragraph 6 - The Board of Directors shall meet: (i) at least once a year, without the presence of the President of the Company; (ii) at least twice a year with the presence of the independent external auditors.

Paragraph 7 - The members of the Board of Directors shall have reimbursed their expenses of food, transportation and stay, whenever residents outside the city in which the meeting is held and, only of transportation and food, when resident in the city.

Article 26 - The approval of the qualified majority of 6 (six) out of 10 (ten) members of the Board of Directors is required for deliberation on:

I - constitution of new companies though the association of Eletrobras and/or subsidiaries with third parties, referred to in paragraph 1 of article 3 of these Bylaws;

II - transactions with related parties of any nature, except for the direct or indirect subsidiaries of the Company, observing the levels established in the rules on Eletrobras’ powers allocation and without prejudice to the legal competence of the meeting;

III - issuance of securities within the authorized capital;

IV - amendment of the dividend distribution policy;

V - declaration of interim dividends; and

VI – appointment of the director who will act as Chairman of the Board of Directors; and

VII – approval and amendment of its Internal Bylaws and the Internal Bylaws of its advisory committees.

Article 27 - The members of the Board of Directors and the Executive Board of Officers shall be liable, in accordance with the legislation in force, individually and jointly, for the acts they perform and for the losses resulting from them to the Company.

Paragraph 1 - The Company shall ensure the defense in judicial and administrative proceedings to its administrators, present and past, in addition to maintaining a permanent insurance contract in favor of these administrators, to protect them from liability for acts arising from the exercise of the position or function, in cases where there is no incompatibility with the interests of the Company, covering the entire term of exercise of the respective mandates, as long as the legal standards of conduct to which they are subject are observed.

Paragraph 2 - The guarantee provided for in the previous paragraph extends to:

I - to the members of the Fiscal Council and the members of the statutory advisory committees, present and past,

II - to the occupants of trust function, present and past; and

III - employees and agents, present and past, who legally act by delegation of the Company’s administrators.

Paragraph 3 - The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board of Officers, committees, occupants of a position of trust and all other employees and agents who legally act by delegation of the Company's administrators, in order to cope with certain expenses related to arbitration, judicial or administrative proceedings involving acts performed in the exercise of their duties or powers, as from the date of their possession or the beginning of the contractual relationship with the Company.

Paragraph 4 - Indemnity agreements shall not cover:

I - acts performed outside the exercise of the duties or powers of its signatories;

II - acts with bad faith, intent, serious fault or fraud;

III - acts performed in their own interest or that of third parties, to the detriment of the company’s social interest;

IV - indemnities arising from social action provided for in article 159 of Brazilian Corporations Law or compensation for losses referred to in article 11, paragraph 5, item II, of Law No. 6,385/1976; or

V - other cases provided for in the indemnity contract.

Paragraph 5 - The indemnity contract shall be adequately disclosed and provide, among other issues:

I - the limit value of the coverage offered;

II - the coverage period; and

III - the decision-making procedure regarding the Payment of coverage, which should guarantee the independence of decisions and ensure that they are taken in the interest of the Company.

Paragraph 6 - The beneficiary of the indemnity contract will be obliged to return to the Company the amounts advanced in cases where, after a final unappealable decision, it is proven that the act practiced by the beneficiary is not subject to indemnification, under the terms of the contract.

Paragraph 7 - It is assured to the Administrators and Fiscal Directors, as well as to the former administrators and former directors, the knowledge of information and documents contained in the Company’s records or database, indispensable to the administrative or judicial defense, in actions proposed by third parties, of acts practiced during their term of office or mandate.

Paragraph 8 - In the event of the previous paragraph, the former administrators and former directors will only have access to information and documents classified by the Company as confidential after signing a confidentiality agreement made available by the Company.

CHAPTER V

The Board of Directors

Article 28 - The Board of Directors shall be composed of ten (10) members, elected and dismissed by the Shareholders’ Meeting, without alternates, with a unified management term of two (2) years, reelections being allowed, including a director elected in a separate vote at the Shareholders’ Meeting, by a majority of the shareholders holding preferred shares issued by Eletrobras.

Paragraph 1 - Only preferred shareholders who prove the uninterrupted ownership of their shares during the period of at least three months immediately prior to the Shareholders’ Meeting may exercise the right to choose separately.

Paragraph 2 - The Board of Directors shall be composed of at least six (6) independent members.

Paragraph 3 - The characterization as an Independent Director must be resolved in the minutes of the Shareholders’ Meeting that elects him, observing the provisions issued by the CVM and the regulation of Novo Mercado, of B3, based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management’s proposal for the Meeting.

Paragraph 4 - The Board of Directors shall appoint, from among its members, its Chairman, who may not hold more than one position as a board member of a publicly-held company not controlled by Eletrobras, and whose responsibility it shall be to designate, from among the directors, their eventual substitute in cases of temporary absences.

Article 29 - In addition to the cases provided for by law, vacancy of office will occur when the member of the Board of Directors fails to attend three consecutive meetings or four interspersed meetings, in the last twelve (12) meetings, without justified reason or license granted by the Board of Directors.

Paragraph 1 - In the event of a vacancy in the position of a director appointed to serve as Chairman of the Board of Directors, a new Chairman of the Board of Directors will be appointed at the subsequent meeting of this collegiate body.

Paragraph 2 - In the event of vacancy in the position of director, the applicable legal provisions shall be observed.

Article 30 - The Board of Directors is the senior management body responsible for establishing the general orientation of the Company’s business, defining its strategic direction, ensuring the proper functioning of corporate governance systems, risk management and internal controls and preserving the orderly succession of the management, aiming at the long-term interests of the Company, its continuity and the generation of sustainable value, and it is also responsible, without prejudice to the powers provided for in the legislation in force:

Strategy:

I – establish the guidelines and strategic objectives of the Company, including the definition of business identity;

II – discuss, approve, on a proposal from the Executive Board of Officers, and monitor the strategic plan, the respective multiannual plans, as well as the annual budget and investment plans and programs, the goals, as well as evaluate the results in the execution of said plans;

III - define the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy of Eletrobras and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market;

IV - approve the investment projects of Eletrobras and its subsidiaries, to the extent defined by the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies;

Financial statements, dividends and meetings:

V - express an opinion on the management reports, as well as on the accounts of the Executive Board of Officers;

VI - submit to the Annual Shareholders’ Meeting, each fiscal year, the management report and the financial statements, as well as the proposal for distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Fiscal Council, and the report of the independent auditors;

VII - authorize the call and submit to the Shareholders’ Meeting issues related to the deliberative body of the shareholders, with prior manifestation on the proposals contained in the convening instrument, not admitting the inclusion of the item “general matters”;

VIII - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Company, without prejudice to the performance of the Fiscal Council;

IX - resolve on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board of Officers;

Securities and corporate transactions:

X - authorize the acquisition of shares issued by Eletrobras, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares;

XI - approve the issuance of common shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment;

XII - exchange of shares or other securities issued by the Company;

XIII - express a prior opinion on the vote to be cast within the scope of the subsidiaries and affiliates, in relation to the operations of incorporation, spin-off, merger and transformation;

Governance:

XIV – approve its Internal Regulations and those of its advisory committees, the Eletrobras Code of Conduct, the main policies of the Eletrobras companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, environmental, sustainability, social responsibility, governance, as well as normatives dealing with powers, remuneration and appointment of administrators and personnel;

XV - elect and dismiss, at any time, the members of the Company’s Executive Board of Officers;

XV - elect and dismiss, at any time, the members of the Company’s Executive Board of Officers;

XVI – appoint and dismiss the holder of the Internal Audit, the holder of Corporate Governance and the holder of the Secretariat of Governance;

XVII – elect the members of the advisory committees and working groups of the Board of Directors, among its members and/or among market people of notorious experience and technical capacity in relation to the specialty of the respective Committee;

XVIII - define the variable remuneration program an establish the individual amount of monthly remuneration due to its members, the members of its advisory committees and the members of the Executive Board of Officers, taking into account the responsibilities, the time dedicated to the functions, the competence, the professional reputation and the value of its services in the market;

XIX - evaluate, the periodically collective performance of the Board of Directors, its Committees, and the Secretariat of Governance, as well as the individual performance of its members, the Chairman of the Board of Directors, and the CEO, and also evaluate, discuss and approve the results of the evaluations of the Executive Board.

XX - approve indications, proposed by the Executive Board of Officers, of the persons who must integrate management, advisory and fiscal bodies of the subsidiaries and of the companies and entities in which the Company and its subsidiaries have participation, including indirect ones, and in cases where it deems appropriate, delegate such attribution to the Executive Board of Officers;

XXI - resolve on matters that, by virtue of legal provision or by determination of the Shareholders’ Meeting, fall under its purview;

XXII - decide on the omitted cases of these Bylaws and delegate to the Executive Board of Officers matters within its purview not included in the list of legal attributions of the Board of Directors;

XXIII - evaluate and disclose annually who the independent directors are and, at the same intervals, indicate and justify any new circumstances that may alter their condition of independence.

Risks, internal controls and compliance:

XXIV - implement, directly or through other bodies of the Company, and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which Eletrobras and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud;

XXV - approve the annual work plan of the Internal Audit; and

XXVI - examine, at any time, the books and papers of Eletrobras, as well as request information on contracts entered into or in the process of being entered into and any other contracts;

Legal acts and business:

XXVII - express an opinion on acts and approve contracts, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXVIII - approve the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXIX - approve the transfer of ownership of the Company’s assets, constitution of real liens and the provision of guarantees to obligations to third parties, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXX - choose and dismiss the independent auditors;

XXXI - resolve on the Company’s strategic trademarks and patents;

XXXII - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies’ Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies’ Normative of Authorities, and also considering the Company’s social responsibilities, as provided for in paragraph 4 of article 154 of Brazilian Corporations Law;

XXXIII - approve the models of the indemnity contracts to be signed by the Company and the procedures that guarantee the independence of the decisions;

XXXIV - approve the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervise compliance with the limit of participation of Eletrobras in the cost of these benefits; and

XXXV - approve, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies;

Business management and efficiency:

XXXVI - determine the distribution and redistribution of charges and duties among the members of the Executive Board of Officers;

XXXVII - grant leave or license to the President of the Company, including paid leave;

XXXVIII - approve collective bargaining agreements, employee profit sharing program, job and salary plan, function plan and employee dismissal program;

XXXIX - approve the maximum number of personnel of Eletrobras companies and general guidelines for hiring personnel at Eletrobras and its subsidiaries;

XL- approve and supervise the fulfillment of the specific goals and results to be achieved by the members of the Executive Board of Officers; and

XLI - approve the business performance goals of the subsidiaries.

Associative guidelines:

XLII - authorize the incorporation of wholly-owned subsidiaries, the Company’s interests in subsidiaries or affiliates, the transfer of termination of such interest, as well as the acquisition of shares or quotas of other companies;

XLIII - resolve on the association referred to in paragraph 1 of article 3 of these Bylaws;

XLIV - resolve on the shareholders’ agreements to be signed by Eletrobras and its subsidiaries and, in the case of amendments, only when it involves aspects related to article 118 of Brazilian Corporations Law; and

XLV - deliberate on the organization of technical-scientific research entities of business interest to Eletrobras in the energy sector.

Paragraph 1 - The board of directors of the company must prepare and disclose a reasoned opinion on any Public Offering for Acquisition of Shares (“OPA”) that has as its object the shares issued by the company, within fifteen (15) days of the publication of the notice of said OPA, in which it will manifest, at least:

I - on the convenience and opportunity of the takeover bid regarding the interest of the company and the set of its shareholders, including in relation to the price and the potential impacts on the liquidity of the shares;

II - regarding the strategic plans disclosed by the offeror in relation to the company; and

III - regarding the alternatives to the acceptance of the takeover bid available on the market.

Paragraph 2 - The opinion of the board of directors, referred to in the previous paragraph, must cover the reasoned opinion favorable or contrary to the acceptance of the OPA, warning that it is the responsibility of each shareholder to make the final decision on said acceptance.

Paragraph 3 - The Board of Directors may determine the performance of inspections, audits or accountability in the Company, as well as the hiring of experts, experts or external auditors, to better instruct the matters subject to its deliberation.

Paragraph 4 - Without prejudice to the duties conferred upon it by the Internal Regulations, the Chairman of the Board of Directors shall:

I - convene and preside over the meetings of the body, observing compliance with the Bylaws and the Internal Regulations;

II - coordinate the work related to the succession plans of the members of the Board of Directors and the Executive Board of Officers, with the support of the People and Governance Committee;

III - propose to the Board of Directors appointments to compose the advisory committees; and

IV – with the support of the Coordinator of the People and Governance Committee and the investor relations department, address corporate governance matters with the shareholders.

Article 31 - The Board of Directors, for the better performance of its functions, may create Committees or transitory work groups with defined objectives, being composed by members of Management and professionals with specific knowledge.

Paragraph 1 - The Board of Directors shall have the permanent support of four (4) committees, made up of directors only, with the exception of the Audit and Risks Committee, which may have independent external members who will provide it with permanent support and direct advisory services:

I - People and Governance Committee;

II - Planning and Projects Committee;

III - Sustainability Committee; and

IV - Audit and Risks Committee.

Paragraph 2 – The advisory committees, whether statutory or not, will have their compositions, attributions and other rules of operation disciplined in internal regulations approved by the Board of Directors, including the duties to be exercised by the respective coordinators and any extension of their scope and performance for the subsidiaries of Eletrobras.

Paragraph 3 - The opinions of the Committees are not a necessary condition for the presentation of matters to the examination and resolution of the Board of Directors.

Article 32 - The Audit and Risks Committee is responsible for:

I – provide an opinion on the hiring and dismissal of independent audit services;

II - supervising and monitoring the activities: a) of the independent auditors, in order to evaluate their Independence; the quality of the services provided; and the adequacy of the services provided to the needs of the company; b) the internal control area of the company; c) the internal audit area of the company; and d) the area of preparation of the company’s financial statements;

III - evaluate the quarterly information, interim statements and financial statements;

IV - monitor the quality and integrity of: a) the internal control mechanisms; b) the quarterly information, interim statements and financial statements of the Company; and c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements;

V - evaluate and monitor the company's risk exposures;

VI - evaluate and monitor, together with management and the internal audit area, the adequacy of transactions with related parties carried out by the company and their respective disclosures;

VII - prepare an annual summary report, to be presented together with the financial statements disclosed to the market, containing a description of: a) its activities, the results and conclusions reached and the recommendations made; and b) any situations in which there is significant disagreement between the company's management, the independent auditors and the Audit and Risks Committee in relation to the company's financial statements;

VIII – have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the company, in addition to internal regulations and codes, including specific procedures for protect the provider and the confidentiality of the information;

IX - monitor compliance activities, reporting channel and manifestation handling management, including ethical infractions; and

X - evaluate, monitor, and recommend to management the correction or improvement of the company's internal policies, including the policy of transactions between related parties.

Paragraph 1 - The Audit and Risks Committee shall be composed of at least three (3) members and at most five (5), who shall have professional experience or academic training compatible with the position, preferably in the area of accounting, auditing or in the Company's sector of activity, and at least one (1) member shall have recognized professional experience in corporate accounting matters, under the terms of the regulations issued by CVM, and all its members shall be independent, among which, at least one (1) shall be an independent Director of the Company, also observing the conditions imposed by applicable national or foreign legislation and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and by the New York Stock Exchange ("NYSE").

Paragraph 2 - The characteristics referred to in the paragraph above may be accumulated by the same member of the Audit and Risks Committee, and the election of external members other than directors is also allowed, provided that the independence requirements are met.

Paragraph 3 - In case of vacancy of a member of the Audit and Risks Committee, the Board of Directors shall elect its successor to start a new term of office.

Paragraph 4 - The Audit and Risks Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the Board of Directors, or the corresponding certificate of minutes, must be disclosed for the purpose of indicating that such a report has been made.

Paragraph 5 - The Audit and Risks Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation.

Paragraph 6 - The participation, as members of the Audit and Risks Committee, of officers of the Company, its subsidiaries and affiliates is prohibited.

Article 33 - The People and Governance Committee is responsible for:

I - analyzing the requirements for investiture to positions on the Company's Board of Directors and Executive Board, in accordance with the legal and statutory provisions and also considering the rules established in internal regulations that provide for the appointments of directors; and

II - assisting in the succession planning and appointment of directors, in the performance assessment process, in the strategy of remuneration of the administrators and members of the advisory committees and in the proposals, practices and other matters relating to people and corporate governance.

Article 34 – The Planning and Projects Committee is responsible for giving its opinion on the Company's business strategy, business plans, budgets, investment projects and financial operations.

Article 35 - The Sustainability Committee is responsible for giving its opinion on social and environmental sustainability practices and strategies and their adherence to Eletrobras' values, purpose, business and corporate culture.

CHAPTER VI
The Executive Board of Directors

Article 36 - The Executive Board of Officers, whose members will be elected and dismissed at any time by the Board of Directors, will be composed of the President and up to fifteen (15) Executive Vice-President Officers, of a statutory nature, residing in the country, respecting the minimum of three (3) members, with a unified management term of two (2) years, being allowed renewals.

Paragraph 1 - The Board of Directors shall observe in the choice and election of the members of the Executive Board of Officers their professional capacity, notorious knowledge and expertise in the respective areas of contact and the alignment of their professional profile to the duties of the position.

Paragraph 2 - The members of the Executive Board of Officers shall exercise their positions on a full-time basis and with exclusive dedication to the service of the Company, exceptionally allowed, after justification and approval by the Board of Directors, the concomitant exercise in management positions in subsidiaries and affiliates of the Company and in boards of management/deliberative boards of other companies and associations.

Paragraph 3 - A person who has already completed sixty-five (65) years of age on the date of the election cannot be elected to occupy a position on the Executive Board of Officers, except in exceptional cases duly justified and approved by the Board of Directors.

Article 37 - The members of the Executive Board of Officers may not depart from the position for more than thirty days consecutive days or not, without leave or authorization from the Board of Directors.

Paragraph 1 - The President and the other Executive Vice-President Officers shall be entitled, annually, to thirty (30) days of paid leave, with the prior authorization of the Executive Board of Officers, which may be accumulated up to a maximum of two (2) periods, being prohibited its conversion into cash and indemnity.

Paragraph 2 - In the event of temporary leave, or enjoyment of leave, including paid leave, of any of the members of the Executive Board of Officers, the President of the Company shall designate the substitute among the other members of the collegiate, and shall also designate its eventual substitute.

Paragraph 3 - In the event of a permanent vacancy in the position of Executive Vice President Officer, the same criterion set forth in Paragraph 2 shall be used to designate the temporary substitute, who shall act until the election and investiture of the new member, thus filling the vacant position, for the term remaining to the replaced member.

Paragraph 4 - In the event of vacancy in the position of President, the Board of Directors shall appoint the temporary substitute, among the other members of the Executive Board of Officers, who shall act until the election and investiture of the new President.

Article 38 - It is incumbent upon the Executive Board of Officers and its members to exercise the management of the Company's business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors.

Paragraph 1 - The Board of Directors may delegate duties to the Executive Board of Officers, except for those expressly provided for by law and subject to the powers established in such delegations.

Paragraph 2 - The duties of the Executive Board of Officers may be delegated to the other hierarchical bodies of the Company, except for those expressly provided for in the applicable legislation and regulations and subject to the limits provided for in the Company's instruments.

Article 39 - The Executive Board of Officers is responsible for:

I - evaluate and submit to the Board of Directors the deliberative matters within its scope, including: (a) the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multiannual plans; (b) the strategic plan, as well as the respective multiannual plans and annual spending and investment programs of the Company with the respective projects; (c) the Company's costing and investment budgets; (d) the performance results of the Company's activities; (e) the policies and other regulations of the Board of Directors;

II - take the appropriate measures for the faithful execution of the guidelines and resolutions established by the Board of Directors and the Shareholders' Meeting and, except for the hypotheses of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in the Eletrobras companies;

III - approve the other policies of Eletrobras companies and Eletrobras standards, and may extend them to subsidiaries;

IV - prepare Eletrobras' costing and investment budgets, in line with the strategic plan and with the annual programs and multiannual business and management plans, and monitor their execution;

V – approve changes in the organizational structure of the Company and its subsidiaries;

VI - approve the creation and extinction of non-statutory Commissions, linked to the Executive Board of Officers or its members, approving the respective operating rules, attributions and limits of competence for performance;

VIII - instruct the Company's representatives in the Shareholders' Meetings of its subsidiaries and affiliates and in the associations in which Eletrobras appears as a member, in accordance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines;

IX - deliberate on the matters that may be submitted by the President or by any other Executive Vice President Officer;

X - delegate competence to the Executive Vice President Officers to decide, in isolation, on issues included in the duties of the Executive Board of Officers;

XI - delegate powers to Executive Vice President Officers and employees to authorize expenses, establishing limits and conditions;

XII – define the staffing of the Company’s areas;

XIII - supervise the negotiation process with union entities, as well as propose ediation and collective bargaining agreements;

XIV - ensure the implementation of the Company's strategic and multi-annual plans and annual spending and investment programs with their respective projects, respecting the approved budget limits;

XV - monitor the sustainability of the business, strategic risks and respective mitigation measures, preparing management reports with management indicators;

XVI - monitor and control the activities of the companies in which the Company participates, or with which it is associated;

XVII - prepare, in each year, the Management Report, the financial statements, the proposal for the distribution of dividends and the payment of interest on equity and the application of surplus amounts, to be submitted to the Board of Directors, the Fiscal Council and the Audit and Risks Committee, and to the examination and resolution of the Shareholders' Meeting;

XVIII – approve the Company’s quarterly financial information;

XIX - approve the commercialization of rights arising from the results of research, development and innovation of its subsidiaries, related to the energy sector;

XX - establishing voting guidance for all Eletrobras subsidiary companies in Meetings of the Electric Energy Trading Chamber - CCEE;

XXI - resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the levels established in the Normative of Authorities of the Eletrobras companies;

XXII - supervise and monitor business companies, including Special Purpose Entities - SPEs, in which it holds equity interest, with regard to governance practices, results presented and control, proportional to the relevance, materiality and risks of the business;

XXIII - evaluate the results of its business and monitor the sustainability of its business activities, strategic risks and respective mitigation measures, preparing management reports with management indicators;

XXIV - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies' Integrity Program and the Eletrobras Code of Conduct, in accordance with the levels established in the Eletrobras Companies' Normative of Authorities, and also considering the Company's social responsibilities, as provided in paragraph 4 of article 154 of the Brazilian Corporations Law;

XXV - approve Eletrobras' appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of subsidiaries to administrative and fiscal bodies of its investees, associations and foundations, in accordance with the scope defined in internal regulations prepared by Eletrobras;

XXVI - resolve on amendments to shareholders' agreements to be signed by Eletrobras and its subsidiaries, when they do not involve aspects related to Article 118 of Brazilian Corporations Law;

XXVII - resolve on the creation and extinction of non-profit entities and on the entry and exit of Eletrobras from the membership of these entities, in compliance with the strategic guidelines established by the Board of Directors; and

XXVIII - approve the creation, in the country and abroad, of subsidiaries, agencies, branches and offices, in compliance with the strategic guidelines established by the Board of Directors.

CHAPTER VII
Duties of the Executive President and the Executive Vice-President Officers

Article 40 - It is incumbent upon the President of the Company, without prejudice to other activities attributed to them by the Board of Directors:

I - to call, chair and coordinate the work of the meetings of the Executive Board of Officers;

II - to propose to the Board of Directors the appointment of the Executive Vice Presidents and, when applicable, the members of the subsidiaries' board of officers;

III - to provide information to the Board of Directors and the Fiscal Council of the Company;

IV - to promote the formulation, management and monitoring of strategic planning and the multiannual and annual business and management plans of Eletrobras, as well as to supervise their preparation and execution;

V - to represent Eletrobras, judicially or extrajudicially, or before other companies and the general public, and may delegate such duties to any Executive Vice President Officer, as well as appoint representatives, attorneys-in-fact, agents or proxies, always specifying, in a specific instrument, the extent of the delegated powers;

VI - together with another Executive Vice President Officer, move the financial resources of Eletrobras and sign acts and contracts, and this option may be delegated to the other Executive Vice President Officers and to attorneys-in-fact or employees of Eletrobras; and

VII - coordinate the activities of the members of the Executive Board of Officer.

Article 41 - The duties of the other Executive Vice-President Officers are, without prejudice to other activities assigned to them by the Board of Directors:

I - manage, supervise and evaluate the performance of the activities of the areas under its direct responsibility, as well as perform management acts related to these activities, being able to set value limits for delegation of the practice of these acts, respecting the corporate rules approved by the Executive Board of Officer;

II - participate in the meetings of the Executive Board, report the proposals for resolutions under its management and report the technical and operational activities of the wholly-owned subsidiaries and companies in which the Company participates or with which it is associated;

III - comply with and enforce the general orientation of the company's business established by the Board of Directors in the management of its specific area of operation;

IV - designate employees for missions abroad; and

V - approve admissions, dismissals and promotions for leadership positions in the areas under their direct reporting.

Article 42 - The Executive Vice President Officer who is assigned the function of Investor Relations, is responsible for representing the Company before the CVM and other entities of the capital market and stock exchanges, national and foreign, in which the Company has securities admitted to trading, in addition to enforcing the regulatory rules applicable to the Company regarding the records maintained with the CVM and with the regulatory bodies and stock exchanges in which the Company has securities admitted to trading.

CHAPTER VIII

The Fiscal Council

Article 43 - The Fiscal Council, of non-permanent operation, when installed by the Shareholders' Meeting, in the form of the law, shall consist of three (3) to five (5) members and their respective alternates, elected by the Shareholders' Meeting, all residing in the Country, who shall hold their positions until the first annual Shareholders' Meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Bylaws and, as applicable, in the Company's internal regulations that provide for indications of administrators and fiscal directors.

Paragraph 1 - The holders of preferred shares without voting rights, or with restricted vote, shall have the right to elect, in a separate vote, one (1) member and respective alternate.

Paragraph 2 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate.

Paragraph 3 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express their adherence and commitment to comply with the Eletrobras Code of Conduct and other internal regulations issued by the Company.

Paragraph 4 - The members of the Audit Board shall be subject to the prohibitions, impediments and other provisions set out in Paragraphs 1 to 4 of Article 22 of these Bylaws.

Article 44 - The remuneration of the members of the Fiscal Council, in addition to the mandatory reimbursement of the expenses of locomotion, food and stay necessary for the performance of the function, will be fixed annually by the Shareholders' Meeting, observing the minimum limit established in the Brazilian Corporations Law.

Article 45 - It is incumbent upon the Fiscal Council, without prejudice to other duties conferred on it by virtue of legal provision or by determination of the Shareholders' Meeting:

I - supervise, by any of its members, the acts of the administrators and verify the fulfillment of their legal and statutory duties;

II - give an opinion on the annual report of the administration, stating in its opinion the additional information it deems necessary or useful for the resolution of the Shareholders' Meeting;

III - give an opinion on the proposals of the administrators, to be submitted to the Shareholders' Meeting, regarding the modification of the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off of the Company;

IV - report, by any of its members, to the management bodies and, if these do not take the necessary measures to protect the interests of the Company, to the Shareholders' Meeting, the errors, frauds or crimes they discover, and suggest useful measures to the Company;

V - convene the Annual Shareholders' Meeting if the administrators delay for more than one month, and the Extraordinary whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they consider necessary;

VI - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Executive Board of Board of Officer;

VII – examine the financial statements for the fiscal year and give an opinion on them;

VIII – approve its internal Regulations and any amendments;

IX - monitor the equity, financial and budgetary execution, being able to examine books, any other documents and request information; and

X - exercise the attributions in items I to VIII during any liquidation of the Company.

Sole paragraph - The members of the Fiscal Council shall participate, obligatorily, in the meetings of the Board of Directors in which the matters referred to in items II, III and VII of this Article must be considered.

Article 46 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever called, in accordance with its Internal Regulations.

Sole paragraph - It is incumbent upon the Fiscal Council to elect its President, under the terms of its Internal Regulations.

CHAPTER IX

Internal Audit, Integrity, Compliance, Internal Control, Corporate Risks and

Manifestation Handling

Article 47 - The Company will have an Internal Audit, linked directly to the Board of Directors, whose activities are reported directly to the Board of Directors, or through the Audit and Risks Committee.

Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, as well as advising the Board of Directors, the Audit and Risks Committee, the Executive Board of Officer and the Fiscal Council.

Paragraph 2 - The holder of the Internal Audit shall be appointed and dismissed by the Board of Directors.

Article 48 - The Company will have an area with responsibility to perform Integrity, Compliance, Internal Controls, Corporate Risks and Manifestation Handling functions, observing qualifications and independence in accordance with current legislation.

CHAPTER X

Fiscal Year and Financial Statements

Article 49 - The fiscal year shall coincide with the calendar year, beginning on January 1st and ending on December 31st of each year, and shall comply with the provisions of these Bylaws and the applicable legislation.

Paragraph 1 - In each fiscal year, it will be mandatory to distribute a dividend of not less than twenty-five percent (25%) of the net income, adjusted under the terms of the Law, subject to the rules of the Company's Dividend Distribution Policy.

Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to article 9, paragraph 7, of Law No. 9,249 of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares and to the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by Eletrobras for all legal purposes.

Article 50 - After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will be, upon proposal of the Management, submitted to the resolution of the Shareholders' Meeting, observing the following allocation:

I - at least twenty-five percent (25%) of the balance of net income for the year, obtained after the deduction the legal reserve referred to in the caput of this article, will be distributed as dividend to all shareholders of the Company, pursuant to paragraph 1 of article 49; and

II - up to seventy-five percent (75%) of the net income for the year will be allocated to the investment reserve, in order to ensure the maintenance and development of the activities that make up the Company's corporate purpose, whose accumulated balance may not exceed seventy-five percent (75%) of the paid-in capital stock.

Article 51 - The Board of Directors, at the proposal of the Executive Board of Officer, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the profit account calculated in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or intermediate balance sheet.

Article 52 - Dividends and interest on equity will be paid at the times and places indicated by the Executive Board of Officer, reverting to Eletrobras those that are not claimed within three (3) years after the date of commencement of payment.

CHAPTER XI
Transitional Provisions

Article 53 - The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to the provisions dealing with requirements and impediments to investiture contained in article 22, paragraph 1, items IV and V of paragraph 2, paragraph 3 and paragraph 4, and article 43, paragraph 4, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting.

Article 54 - The amendment to the bylaws approved at the Extraordinary General Meeting held on 26 of February of 2025, referring specifically to article 28, caput, which provides for the increase in the number of members of the Board of Directors, will take effect from, and including, the process of nominating and electing directors for the 2025 Ordinary General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.